Exhibit 99.1

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

Purchase and Sale Agreement

By and Between

ADC Therapeutics SA

and

Entities Managed by HealthCare Royalty Management, LLC

Dated as of August 25, 2021

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

TABLE OF CONTENTS

i

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

ii

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

Index of Exhibits and Schedules

Exhibit A:	Form of Subordination Agreement
Exhibit B:	Bill of Sale
Exhibit C:	Form of Seller Opinion
Exhibit D:	Product Plan
Exhibit E:	Form of Press Release
Exhibit F:	Buyer Entities

iii

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT, dated as of August 25, 2021 (this “Agreement”), is made and entered into by and between the entities managed by Healthcare Royalty Management, LLC, a Delaware limited liability company, identified on the signature pages of this Agreement and listed on Exhibit F (individually and collectively, the “Buyer”), and ADC Therapeutics SA, a Swiss société anonyme (the “Seller”).

W I T N E S S E T H:

WHEREAS, the Seller is in the business of, among other things, developing and commercializing the Products; and

WHEREAS, the Buyer desires to purchase the Revenue Participation Right from the Seller in exchange for payment of the Purchase Price, and the Seller desires to sell the Revenue Participation Right to the Buyer in exchange for the Buyer’s payment of the Purchase Price, in each case on the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Seller and the Buyer hereby agree as follows:

Article 1
DEFINITIONS

Section 1.1 Definitions. The following terms, as used herein, shall have the following meanings:

“Affiliate” means, with respect to any particular Person, any other Person directly or indirectly controlling, controlled by or under common control with such particular Person. For purposes of the foregoing sentence, the term “control” means direct or indirect ownership of: (a) fifty percent (50%) or more, including ownership by trusts with substantially the same beneficial interests, of the voting and equity rights of such Person, firm, trust, corporation, partnership or other entity or combination thereof, or (b) the power to direct the management of such person, firm, trust, corporation, partnership or other entity or combination thereof, by contract or otherwise. Notwithstanding the foregoing, Overland ADCT BioPharma shall not be deemed an “Affiliate” for any purpose hereunder.

“Agreement” is defined in the preamble.

“Asia Region” means, individually and collectively, mainland China, the Hong Kong Special Administrative Region, the Macau Special Administrative Region, Taiwan, Singapore and South Korea.

“Back-Up Security Interest” is defined in Section 2.1(b).

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

“Bankruptcy Laws” means, collectively, bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws affecting the enforcement of creditors’ rights generally.

“BLA” means a Biologics License Application, as defined in the United States Public Health Service Act (42 U.S.C. § 262), and applicable regulations promulgated thereunder by the FDA, or any equivalent application that replaces such application and is the relevant equivalent to the foregoing, or any analogous application or submission with any Regulatory Authority outside of the United States.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York, New York or Geneva, Switzerland are permitted or required by applicable law or regulation to remain closed.

“Buyer” is defined in the preamble.

“Buyer Connection Tax” means any Tax to the extent that it would not be imposed but for (a) any connection of Buyer with the jurisdiction of the applicable taxing authority (other than a connection arising solely from this Agreement or any transaction contemplated thereby, but including a connection arising due to any change in domicile of Buyer or due to the domicile or change in domicile of an assignee of Buyer) or (b) any failure of Buyer to provide any applicable documentation that is reasonably requested by the applicable withholding agent and that Buyer is legally eligible to provide.

“Buyer Indemnified Parties” is defined in Section 6.1(a).

“Buyout Rate” is defined in Section 2.3(b).

“Cami” is defined in the definition of “Products”.

“Cami Net Running Royalties” means running royalties actually received by Seller or its Affiliates pursuant to an Out-License in any country in the Cami Territory (other than the United States and Europe, including the Major Markets) on Net Sales of Cami invoiced, billed or otherwise recorded by or on behalf of a Licensee or its Affiliates (after deducting amounts payable by Seller or its Affiliates to a counterparty under an Existing In-License or In-License in any given period). For the avoidance of doubt, running royalties on Net Sales of Cami shall not include any other amounts payable, such as milestones or upfront fees and shall not be duplicative of any other payments due hereunder.

“Cami Territory” means, solely with respect to Cami, the entire world.

“Change of Control” means (a) a merger, consolidation, recapitalization, or reorganization of the Seller with a Third Party that results in the voting securities of the Seller outstanding immediately prior thereto, or any securities into which such voting securities have been converted or exchanged, ceasing to represent at least fifty percent (50%) of the outstanding voting securities of the surviving entity or the parent of the surviving entity immediately after such merger, consolidation, recapitalization, reorganization, (b) a transaction or series of related transactions in which a Third Party, together with its Affiliates, becomes the direct or indirect

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of the Seller, (c) the sale or other transfer to a Third Party of all or substantially all of the Seller’s and its controlled Affiliates’ assets or (d) consummation of such other arrangement or agreement whereby the shareholders of the Seller with the actual power to appoint a majority of the board of directors (if any) no longer have the actual power, either directly or indirectly, to appoint a majority of the board of directors.

“Closing” means the closing of the sale, transfer, assignment and conveyance of the Revenue Participation Right hereunder.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Price” is defined in Section 2.2(a).

“Combination Products” means:

(a)       a single pharmaceutical formulation (whether co-formulated or administered together via the same administration route) containing as its active ingredients both the Products and one or more other therapeutically or prophylactically active pharmaceutical or biologic ingredients (each an “Other Component”), or

(b)       a combination therapy comprised of the Products and one or more Other Component(s), whether priced and sold in a single package containing such multiple Products, packaged separately but sold together for a single price, or sold under separate price points but labeled for use together, in each case, including all dosage forms, formulations, presentations, and package configurations. Drug delivery vehicles, adjuvants and excipients will not be deemed to be “active ingredients”, except in the case where such delivery vehicle, adjuvant or excipient is recognized by the FDA as an active ingredient in accordance with 21 C.F.R. 210.3(b)(7).

“Commercialization” means any and all activities directed to the distribution, marketing, detailing, promotion, selling and securing of reimbursement of the Products in the Cami Territory or the ZYNLONTA Territory, as applicable (including the using, importing, selling and offering for sale of the Products), and shall include post-Marketing Approval studies to the extent required by a Regulatory Authority, post-launch marketing, promoting, detailing, distributing, selling the Products, importing, exporting or transporting the Products for sale, and regulatory compliance with respect to the foregoing. When used as a verb, “Commercialize” means to engage in Commercialization. Except with respect to post-Marketing Approval studies required by a Regulatory Authority, Commercialization shall not include any activities directed to the research or development (including pre-clinical and clinical development) or manufacture of the Products.

“Commercially Reasonable Efforts” means the level of efforts and resources that are commonly used by a commercial-stage public biotechnology company of similar size, resources and product portfolio comparable to Seller to develop, manufacture or Commercialize, as the case may be, comparable products for a comparable clinical indication (with respect to market

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

size and commercial opportunity) at a similar stage in its development or product life and of a similar market and profit potential to the Products (but without regard to the Seller’s financial obligations under this Agreement), in each case, measured as of the time that such efforts and resources are required to be used under this Agreement.

“Confidential Information” is defined in Section 7.1.

“Deerfield” means Deerfield Partners LP, together with its successors and assigns in such capacity.

“Deerfield Facility Agreement” means that certain Facility Agreement dated as of April 24, 2020, among the Seller, the other Loan Parties (as defined in the Deerfield Facility Agreement) thereto from time to time, the Lenders (as defined in the Deerfield Facility Agreement), and Deerfield, as agent for itself and the other Secured Parties (as defined in the Deerfield Facility Agreement), and its successors and assigns, as amended, restated, supplemented or otherwise modified from time to time.

“Deerfield Loan” has the meaning ascribed to the term “Loan” under the Deerfield Facility Agreement.

“Disclosing Party” is defined in Section 7.1.

“Disclosure Schedule” means the Disclosure Schedule, dated as of the date hereof, delivered to the Buyer by the Seller concurrently with the execution of this Agreement.

“Distributor” means a Third Party that (a) purchases or has the option to purchase any Product in finished form from or at the direction of the Seller or any of its Affiliates, (b) has the right, option or obligation to distribute, market and sell the Products (with or without packaging rights) in one or more regions, and (c) does not otherwise make any royalty, milestone, profit share or other similar payment to the Seller or its Affiliate based on such Third Party’s sale of the Products. The term “packaging rights” in this definition will mean the right for the Distributor to package or have packaged Products supplied in unpackaged bulk form into individual ready-for-sale packs.

“EMA” means the European Medicines Agency, or any successor agency thereto.

“EMA Milestone Payment” is defined in Section 2.2(b).

“Existing Confidentiality Agreement” means that certain Confidentiality Agreement, dated April 9, 2021, by and between the Seller and HealthCare Royalty Management, LLC.

“Existing In-License” is defined in Section 4.1(h)(i).

“Existing Patent Rights” is defined in Section 4.1(k)(i).

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“First Tier” is defined in the definition of “Included Product Revenue Royalty Rate”.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

“GAAP” means generally accepted accounting principles in the United States in effect from time to time.

“Governmental Entity” means any: (a) nation, principality, republic, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or other entity and any court, arbitrator or other tribunal); or (d) individual, body or other entity exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Gross Sales” is defined in the definition of “Net Sales”.

“IFRS” means the International Financial Reporting Standards in effect from time to time.

“Included Product Revenue” means (a) Net Sales, (b) Other Product Revenue and (c) the Cami Net Running Royalties.

“Included Product Revenue Royalty Rate” means, for the purposes of Royalty Payments payable hereunder:

(a)       seven percent (7%) of Included Product Revenue set forth in subclauses (a) and (b) of the definition of Included Product Revenue; and

(b)       [**] percent ([**]%) of the Included Product Revenue set forth in subclause (c) of the definition of Included Product Revenue;

subject to adjustment, on a go-forward basis only and only with respect to subclauses (a) and (b) of the definition of Included Product Revenue, based on the applicable “Payment Tiers” as set forth in the chart below, whereupon the “Included Product Revenue Royalty Rate” means the corresponding percentage set forth in the chart below from and after (i) October 1, 2026 in the case of the First Tier, and (ii) October 1, 2027 in the case of the Second Tier, in each case of (i) and (ii), in respect of Net Sales made, or Other Product Revenue received, on or after October 1, 2026 or October 1, 2027, respectively.

Adjusted Payment Tiers based on	Included Product Revenue Royalty Rate
A. Included Product Revenue in respect of the Products in the Cami Territory or the ZYNLONTA Territory, as applicable, on an aggregate basis, for the 12-month period ending September 30, 2026 are less than $[**] (the “First Tier”)	[**]%
B. Included Product Revenue in respect of the Products in the Cami Territory or the ZYNLONTA Territory, as applicable, on an aggregate basis, for the 12-month period ending September 30, 2027 are less than $[**] (the “Second Tier”)	10.0%

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

“Improvements” means any material improvement, invention or discovery relating to the Products (other than with respect to a new composition of matter), including the formulation, or the method of manufacture of the Products.

“In-License” means any material license, settlement agreement or other material agreement or arrangement between the Seller or any of its Affiliates and any Third Party pursuant to which the Seller or any of its Affiliates obtains a license or a covenant not to sue or similar grant of rights to any Patents or other material intellectual property rights of such Third Party that is necessary for, or used in, the development, manufacture, use or Commercialization of the Products in the Cami Territory or the ZYNLONTA Territory, as applicable. For the avoidance of doubt, the Parties agree that ordinary course, non-exclusive agreements, such as reagent agreements, software agreements and clinical trial agreements are not a “material license, settlement agreement or other material agreement or arrangement” for the purposes of this definition.

“Indebtedness” of any Person means any indebtedness for borrowed money, any obligation evidenced by a note, bond, debenture or similar instrument, or any guarantee of any of the foregoing.

“Indemnified Party” is defined in Section 6.2.

“Indemnified Tax” means any non-U.S. withholding Tax (other than a Buyer Connection Tax) withheld by Seller or any other applicable withholding agent in respect of any payment made by Seller to Buyer pursuant to this Agreement.

“Indemnifying Party” is defined in Section 6.2.

“Intellectual Property Rights” means any and all of the following as they exist in the Cami Territory or the ZYNLONTA Territory in respect of the applicable Product at any time: (a) the Patent Rights, (b) the Know-How Rights, (c) the Trademark Rights, and (d) any and all other material intellectual property rights and/or proprietary rights, in each case of clauses (a)-(d), owned or in-licensed by the Seller or any of its Affiliates or under which the Seller or any of its Affiliates is or may become empowered to grant exclusive licenses, in each case of clauses (a)-(d), that are necessary or used in the development, manufacture, use, or Commercialization of the Products in the United States or in any other country in the Cami Territory or ZYNLONTA Territory, as applicable.

“Judgment” means any judgment, order, writ, injunction, citation, award or decree of any nature.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

“Know-How” means any and all proprietary and confidential information, know-how and trade secrets, including processes, formulae, models and techniques (but excluding rights in research in progress, algorithms, data, databases, data collections, chemical and biological materials and the results of experimentation and testing).

“Know-How Rights” means any and all material Know-How owned or in-licensed by the Seller or any of its Affiliates or under which the Seller or any of its Affiliates is or may become empowered to grant licenses (including, for the avoidance of doubt, material Know-How related to Improvements), in each case, that are necessary or used in the development, manufacture, use, or Commercialization of the Products.

“Knowledge of the Seller” means the actual knowledge of the individuals listed on Schedule 1.1(b) of the Disclosure Schedule, after reasonably due inquiry.

“Licensee” means the counterparty under any Out-License. For clarity, a Distributor shall not be deemed to be a “Licensee.”

“Lien” means any mortgage, lien, pledge, participation interest, charge, adverse claim, security interest, encumbrance or restriction of any kind, including any restriction on use, transfer or exercise of any other attribute of ownership of any kind.

“Lockbox Account” is defined in Section 5.2(c).

“Loss” means any and all Judgments, damages, losses, claims, costs, liabilities and expenses, including reasonable fees and out-of-pocket expenses of counsel.

“Major Markets” means each of the United States, United Kingdom of Great Britain and Northern Ireland, France, Germany, Spain, and Italy.

“Marketing Approval” means, a BLA approved by the FDA, a Marketing Authorization Application approved by the EMA under the centralized European procedure, or any corresponding non-U.S. or non-EMA application, registration or certification, as applicable, necessary to market the Products approved by the corresponding Regulatory Authority in the Cami Territory or the ZYNLONTA Territory, as applicable, including pricing and reimbursement approvals where required.

“Material Adverse Effect” means

(a)       a material adverse effect on the timing, duration or amount of the Royalty Payments, except to the extent resulting from events, changes, facts, conditions, circumstances or occurrences (i) generally affecting the industry in which the Seller and its Subsidiaries operate, or (ii) arising out of an action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent or at the written request of Buyer; or

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(b)       a material adverse effect on (i) the Products in the Cami Territory or the ZYNLONTA Territory, as applicable, (ii) any of the Patent Rights claiming the composition of matter of the Products, including the Seller’s rights in or to any such Patent Rights, (iii) any Marketing Approval of the Products or the timing thereof (excluding timing of pricing and reimbursement approvals) in the Major Markets, (iv) the legality, validity or enforceability of any provision of this Agreement, (v) the ability of the Seller to perform any of its obligations under this Agreement, (vi) the rights or remedies of the Buyer under this Agreement (including Buyer’s rights in, to and under the Revenue Participation Rights or the Back-Up Security Interest) (in each case, to the extent not waived or otherwise consented to by Buyer pursuant to the terms of this Agreement), or (vii) the business, assets, properties, liabilities (actual or contingent), operations, or condition (financial or otherwise) of the Seller, individually, or the Seller and its Subsidiaries taken as a whole.

“Milestone Payments” is defined in Section 2.2(c).

“Net Sales” means, for any period, the gross amount invoiced, billed or otherwise recorded for sales of the Products anywhere in the Cami Territory or the ZYNLONTA Territory, as applicable, for that period by or on behalf of the Seller, its Affiliates, any Distributor, or any Licensee of the Seller or any of the Seller’s Affiliates (each of the foregoing Persons, for purposes of this definition, shall be considered a “Related Party”) to a Third Party (“Gross Sales”) less the following amounts, to the extent actually incurred or accrued (in accordance with IFRS) by a Related Party and not reimbursed by such Third Party, provided, that any given amount may be taken as a permitted deduction only once: [**]

For clarity, “Net Sales” will not include (i) sales or dispositions for charitable, promotional, pre-clinical, clinical, regulatory, compassionate use, named patient use or indigent or other similar programs, Products used as samples, and Products used in the development of Products or (ii) sales or dispositions between any of the Related Parties (unless a Related Party is the final end-user of the Products); provided that the first sale or disposition of a given unit of Product to a non-Related Party will be included within “Net Sales.”

With respect to sales of the Products invoiced in U.S. dollars, Net Sales shall be determined in U.S. dollars. With respect to sales of the Products invoiced in a currency other than U.S. dollars, Net Sales shall be determined by converting the currencies at which the sales are made into U.S. dollars, at rates of exchange determined in a manner consistent with the Seller’s or a Licensee’s, as applicable, method for calculating rates of exchange in the preparation of the Seller’s or such Licensee’s annual financial statements in accordance with IFRS consistently applied.

Net Sales for any Combination Products shall be calculated on a country-by-country basis by multiplying actual Net Sales of such Combination Products by the fraction A/(A+B) where “A” is the weighted average invoice price of the Products contained in such Combination Products when sold separately in such country during the applicable accounting period in which the sales of the Combination Products were made, and “B” is the combined weighted average invoice prices of all of the Other Components contained in such Combination Products sold separately in such country during such same accounting period. If the Products contained in such Combination Products are not sold separately in finished form in such country, then the

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

Seller and the Buyer shall determine Net Sales for the Products by mutual agreement based on the relative contribution of the Products and each such other active ingredient in such Combination Products in accordance with the above formula, and shall take into account in good faith any applicable allocations and calculations that may have been made for the same period in other countries.

For the avoidance of doubt, Cami Net Running Royalties shall not constitute Net Sales for the purpose of calculating the Royalty Payments payable to Buyer in respect of subclause (a) of the Included Product Revenue definition, and where Cami Net Running Royalties are payable with respect to the sale of a unit of Cami, no other Royalty Payments based on Net Sales for the same unit of Cami shall be payable hereunder.

“Non-Performance Payment” is defined in Section 6.5.

“Other Component” is defined in the definition of “Combination Products”.

“Other Product Revenue” shall mean consideration in any of the following forms that the Seller or its Affiliates actually received from a Licensee (and are not required to repay or refund to the Licensee) in consideration for the grant of rights to Commercialize a Product in the Cami Territory or the ZYNLONTA Territory, as applicable, under an Out-License: upfront or license issuance fees, license maintenance fee, and milestone payments based on and in respect of the Products, such as applicable development or sales-based milestones. Other Product Revenue specifically excludes the following: [**]

For clarity, amounts received by the Seller solely in consideration for a Change of Control (and not in respect of any related transaction that constitutes an Out-License) shall not be Other Product Revenue. If an Out-License involves the granting of Commercialization rights with respect to a Product and also grants rights with respect to any product that is not a Product, then “Other Product Revenue” shall be the amounts of the consideration attributable to the grant of rights with respect to the Product, as reasonably determined by the Parties in good faith.

“Out-License” means each license or other agreement between the Seller or any of its Affiliates and any Third Party (other than Distributors) pursuant to which the Seller or any of its Affiliates (a) grants a license or sublicense under, or (b) sells, transfers or assigns (including by way of merger or consolidation), in each case, any Intellectual Property Right to Commercialize the Products in the Cami Territory or the ZYNLONTA Territory, as applicable; provided that any agreement or series of agreements that, upon consummation of the transactions contemplated thereunder, would constitute a Change of Control shall not be deemed an Out-License hereunder.

“Overland ADCT BioPharma” means Overland ADCT BioPharma (CY) Limited, a company incorporated under the laws of the Cayman Islands as a joint venture of Seller and Overland Pharmaceuticals (CY) Inc. for the purpose of developing and commercializing ZYNLONTA in the Asia Region.

“Party” means the Seller or the Buyer, individually, and “Parties” means the Buyer and the Seller jointly.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

“Patents” means any and all patents and patent applications existing as of the date of this Agreement and all patent applications filed hereafter, including any continuation, continuation-in-part, division, provisional or any substitute applications, any patent issued with respect to any of the foregoing patent applications, any certificate, reissue, reexamination, renewal or patent term extension or adjustment (including any supplementary protection certificate) of any such patent or other governmental actions which extend any of the subject matter of a patent, and any substitution patent, confirmation patent or registration patent or patent of addition based on any such patent, and all foreign counterparts of any of the foregoing.

“Patent Rights” means any and all material Patents owned or in-licensed by the Seller or any of its Affiliates or under which the Seller or any of its Affiliates is or may become empowered to grant licenses (including, for the avoidance of doubt, material Patents related to Improvements) that are necessary or used in the development, manufacture, use, or Commercialization of the Products in any country in the Cami Territory or the ZYNLONTA Territory, as applicable.

“Permitted License” is defined in Section 5.6(a).

“Permitted Liens” means the following:

(a)       current ad valorem property taxes not yet due and payable;

(b)       statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and suppliers and other Liens imposed by law or pursuant to customary reservations or retentions of title arising in the ordinary course of business, provided, that such Liens secure only amounts not yet due and payable or, if due and payable, are unfiled and no other action has been taken to enforce the same or are being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with IFRS have been established;

(c)       rights of any counterparty pursuant to any Existing In-Licenses or Permitted Licenses, including any interest or title of a counterparty under an Existing In-License or Permitted License;

(d)       Liens arising under Permitted Indebtedness (but not with respect to the rights described in subclause (a) in the definition of Included Product Revenue Royalty Rate) or the Subordination Agreement;

(e)       Liens arising under that certain License and Collaboration Agreement, by and between the Seller and Overland ADCT BioPharma (CY) Limited, dated December 11, 2020;

(f)       Liens created in favor of the Buyer pursuant to this Agreement;

(g)       pledges or deposits made in the ordinary course of business in connection with bids, contract leases, appeal bonds, workers’ compensation, unemployment insurance or other similar social security legislation;

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(h)       servitudes, easements, rights of way, restrictions and other similar encumbrances on real property imposed by any law and Liens consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, individually and in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Seller or any of its Subsidiaries;

(i)       Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods and incurred in the ordinary course of business;

(j)       bankers’ liens, rights of setoff and similar Liens incurred on deposits made in the ordinary course of business; and

(k)       Liens arising from precautionary UCC financing statement filings regarding operating leases of personal property and consignment arrangements entered into in the ordinary course of business.

“Person” means any individual, firm, corporation, company, partnership, limited liability company, trust, joint venture, association, estate, trust, Governmental Entity or other entity, enterprise, association or organization.

“Prime Rate” means the prime rate published by The Wall Street Journal, from time to time, as the prime rate.

“Products” means (a) the product known as ZYNLONTA™ (loncastuximab tesirine-lpyl) (“ZYNLONTA”), (b) the product known as camidanlumab tesirine (“Cami”), and (c) any pharmaceutical products that contain any of the foregoing, in each case with any dosage form, dosing regimen, strength, or route of administration.

“Product Plan” is defined in Section 5.8(a).

“Product Rights” means any and all of the following, as they exist throughout the Cami Territory or the ZYNLONTA Territory: (a) Intellectual Property Rights, (b) regulatory filings, submissions and approvals, including Marketing Approvals, with or from any Regulatory Authorities with respect to the Products, (c) In-Licenses, and (d) Out-Licenses.

“Purchase Price” is defined in Section 2.2(c).

“Receiving Party” is defined in Section 7.1.

“Regulatory Authority” means any national or supranational governmental authority, including the FDA, the EMA or such equivalent regulatory authority, or any successor agency thereto, that has responsibility in granting a Marketing Approval.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

“Regulatory Exclusivity Period” shall mean, with respect to the Products in any country in the Cami Territory or the ZYNLONTA Territory, as applicable, any period of data, market or other regulatory exclusivity (other than Patent exclusivity) granted or afforded by law or by a Regulatory Authority in such country that confers exclusive marketing rights with respect to the Products in such country or prevents another party from using or otherwise relying on any data supporting the Marketing Approval for the Products.

“Related Party” is defined in the definition of “Net Sales”.

“Representative” means, with respect to any Person, (a) any direct or indirect member or partner of such Person and (b) any manager, director, trustee, officer, employee, agent, advisor or other representative (including attorneys, accountants, consultants, contractors, actual and potential financing providers, investors, co-investors and assignees, bankers and financial advisers) of such Person.

“Restricted Indebtedness” means any financing, sale, or loan of royalties on the Products in the Cami Territory or the ZYNLONTA Territory, as applicable, or any Indebtedness, in each case other than the following (such Indebtedness, “Permitted Indebtedness”):

(a)       Indebtedness of Seller existing on the Closing Date (including the Deerfield Facility Agreement and the Convertible Notes (as defined in the Deerfield Facility Agreement)); and

(b)       if the Deerfield Loans have:

(i)       not been fully repaid or converted to equity, unsecured Indebtedness, so long as the principal amount of such Indebtedness incurred pursuant to this clause (b)(i) (together with the aggregate outstanding principal amount of all Indebtedness previously incurred pursuant to this clause (b)(i)) does not at the time of incurring such additional Indebtedness exceed $125,000,000, and is otherwise permitted by the Deerfield Facility Agreement; or

(ii)       been fully repaid or converted to equity, additional Indebtedness, so long as the principal amount of any Indebtedness incurred pursuant to this clause (b)(ii) (together with the aggregate outstanding principal amount of all Indebtedness previously incurred pursuant to this clause (b)(ii)) does not at the time of incurring such additional Indebtedness exceed an amount equal to twenty percent (20%) of the trailing thirty (30) day average market capitalization of the Seller;

provided that in case of clause (b)(i) any such unsecured Indebtedness shall be subordinated in right of payment to the Royalty Payments that are owed or may be owed in the future to the Buyer pursuant to the terms of a subordination, intercreditor, or other similar agreement (or terms of subordination incorporated into the indenture under which such unsecured indebtedness is issued), in each case in form and substance, and on terms, approved by the Buyer, the Seller, and the applicable Third Party lender of such unsecured indebtedness in writing (such approval of Buyer not to be unreasonably withheld, conditioned or delayed).

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

“Revenue Participation Right” means the right to receive the Royalty Payments payable with respect to Included Product Revenue on or after the Closing Date and prior to the Royalty Termination Date.

“Royalty Cap” means either (a) two hundred fifty percent (250%) of the Purchase Price or (b) if the Buyer has received aggregate Royalty Payments (including any amounts constituting late fees pursuant to Section 5.2(a)) on or prior to March 31, 2029 in an amount equal to or greater than $[**] (for the avoidance of doubt, crediting towards the Royalty Cap any payments received by Buyer in respect of Indemnified Taxes but not crediting towards the Royalty Cap any amounts that Buyer does not receive because they are paid to any taxing authority as withholding in respect of Indemnified Taxes), then two hundred twenty five (225%) of the Purchase Price. Amounts actually paid by or on behalf of the Seller to or on behalf of any Buyer Indemnified Party (excluding attorneys’ fees) in respect of claims for indemnification under Article 6 or other claims of any Buyer Indemnified Party against Seller or its Affiliates arising or relating to, or in connection with, any breach of this Agreement or performance of the Seller hereunder shall be credited towards the Royalty Cap.

“Royalty Payments” means, for each calendar quarter through the end of the calendar quarter in which the Royalty Termination Date occurs, an amount payable to the Buyer equal to the amount of all aggregate Included Product Revenue during such calendar quarter, multiplied by the applicable Included Product Revenue Royalty Rate. For the avoidance of doubt, the Royalty Payments, in the aggregate, shall not exceed the Royalty Cap.

“Royalty Termination Date” means the earlier to occur of (i) the date on which aggregate amount of the Royalty Payments (including any amounts constituting late fees pursuant to Section 5.2(a)) actually received by the Buyer equal the Royalty Cap (for the avoidance of doubt, crediting towards the Royalty Cap any payments received by Buyer in respect of Indemnified Taxes but not crediting towards the Royalty Cap any amounts that Buyer does not receive because they are paid to any taxing authority as withholding in respect of Indemnified Taxes) and (ii) the date on which the Non-Performance Payment is paid by the Seller to the Buyer.

“Safety Notices” means any recalls, field notifications, market withdrawals, warnings, “dear doctor” letters, investigator notices, safety alerts or other notices of action issued or instigated by the Seller, any of its Affiliates or any Regulatory Authority, relating to an alleged lack of safety or regulatory compliance of any Product.

“Sales Milestone Payment” is defined in Section 2.2(b).

“Second Tier” is defined in the definition of “Included Product Revenue Royalty Rate”.

“Seller” is defined in the preamble.

“Seller Certificate” is defined in Section 5.12(d).

“Seller Indemnified Parties” is defined in Section 6.1(b).

“Subordination Agreement” means that certain Subordination Agreement by and among Deerfield and the Buyer, in substantially the form attached hereto as Exhibit A, as amended, amended and restated, supplement and otherwise modified from time to time in accordance with the terms thereof.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

“Subsidiary” means any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled (by contract or otherwise) by the Seller directly or indirectly through one or more intermediaries. For purposes hereof, the Seller shall be deemed to control a partnership, limited liability company, association or other business entity if the Seller, directly or indirectly through one or more intermediaries, shall be allocated a majority of partnership, limited liability company, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, limited liability company, association or other business entity. Notwithstanding the foregoing, Overland ADCT BioPharma shall not be deemed a “Subsidiary” for any purpose hereunder.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, abandoned property, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Third Party” means any Person that is not the Seller or the Seller’s Affiliates or Buyer or the Buyer’s Affiliates.

“Trademark” means any word, name, symbol, color, designation, or device, or any combination thereof, that functions as an identifier of the source or origin of goods or services, including any trademark, trade dress, brand mark, service mark, trade name, brand name, logo, business symbol or domain names, whether or not registered, including the goodwill associated with each of the foregoing.

“Trademark Rights” means any and all material Trademarks owned or in-licensed by the Seller or any of its Affiliates or under which the Seller or any of its Affiliates is or may become empowered to grant licenses (including, for the avoidance of doubt, material Trademarks related to Improvements) necessary or used in the development, manufacture, use, or Commercialization of the Products in the Cami Territory or the ZYNLONTA Territory, as applicable.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, that, if, with respect to any financing statement or by reason of any provisions of applicable law, the perfection or the effect of perfection or non-perfection of the back-up security interest or any portion thereof granted pursuant to Section 2.1(b) is governed by the Uniform Commercial Code as in effect in a jurisdiction of the United States other than the State of New York, then “UCC” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions of this Agreement and any financing statement relating to such perfection or effect of perfection or non-perfection.

“ZYNLONTA” is defined in the definition of “Products”.

“ZYNLONTA Territory” means, solely with respect to ZYNLONTA, the entire world excluding the Asia Region.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

Section 1.2 Certain Interpretations.

(a)       Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement:

(i)       “either” and “or” are not exclusive and “include,” “includes” and “including” are not limiting and shall be deemed to be followed by the words “without limitation”;

(ii)       “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”;

(iii)       “hereof,” “hereto,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement;

(iv)       references to a Person are also to its permitted successors and assigns;

(v)       definitions are applicable to the singular as well as the plural forms of such terms;

(vi)       references to an “Article”, “Section” or “Exhibit” refer to an Article or Section of, or an Exhibit to, this Agreement, and references to a “Schedule” refer to the corresponding part of the Disclosure Schedule;

(vii)       beginning in the first calendar quarter in which the Seller prepares its financial statements in accordance with GAAP, references to “IFRS” shall be deemed to refer to “GAAP”;

(viii)       references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; and

(ix)       references to a law include any amendment or modification to such law and any rules and regulations issued thereunder, whether such amendment or modification is made, or issuance of such rules and regulations occurs, before or after the date of this Agreement.

(b)       The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(c)       The Disclosure Schedule is qualified in its entirety by reference to specific provisions of the Agreement, and is not intended to constitute, and shall not be construed as constituting, representations or warranties. The disclosures in any section or paragraph of the Disclosure Schedule shall qualify only (a) the corresponding section or paragraph in Article 4 and (b) other sections or paragraphs in Article 4 to which its relevance is reasonably apparent from a reading of such disclosure. The inclusion of any information in the Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has had or would reasonably be expected to result in a Material Adverse Effect, or is outside the ordinary course of business.

Article 2
PURCHASE, SALE AND ASSIGNMENT OF THE REVENUE INTEREST

Section 2.1 Purchase, Sale and Assignment.

(a)       At the Closing and upon the terms and subject to the conditions of this Agreement, the Seller shall sell, transfer, assign and convey to the Buyer, without recourse (except as expressly provided herein), and the Buyer shall purchase, acquire and accept from the Seller, the Revenue Participation Right, free and clear of all Liens (except for any Liens contemplated by clauses (d) or (f) of the definition of Permitted Liens). Immediately upon the Closing pursuant to this Section 2.1, all of the Seller’s right, title and interest in and to the Revenue Participation Right shall terminate, and all such right, title and interest shall vest in the Buyer.

(b)       It is the intention of the Parties that the sale, transfer, assignment and conveyance contemplated by this Agreement be, and is, a true, complete, absolute and irrevocable sale, transfer, assignment and conveyance by the Seller to the Buyer of all of the Seller’s right, title and interest in and to the Revenue Participation Right. Neither the Seller nor the Buyer intends the transactions contemplated by this Agreement to be characterized or treated as (other than for financial reporting and accounting purposes) a loan from the Buyer to the Seller or a financing transaction or a borrowing. It is the intention of the Parties that the beneficial interest in and title to the Revenue Participation Right and any “proceeds” (as such term is defined in the UCC) thereof shall not be part of the Seller’s estate in the event of the filing of a petition by or against the Seller under any Bankruptcy Laws. Each of the Seller and the Buyer hereby waives, to the maximum extent permitted by applicable law, any right to contest or otherwise assert that this Agreement does not constitute a true, complete, absolute and irrevocable sale, transfer, assignment and conveyance by the Seller to the Buyer of all of the Seller’s right, title and interest in and to the Revenue Participation Right under applicable law, which waiver shall, to the maximum extent permitted by applicable law, be enforceable against the Seller in any bankruptcy or insolvency proceeding relating to the Seller. Accordingly, the Seller shall treat the sale, transfer, assignment and conveyance of the Revenue Participation Right as a sale of an “account” or a “payment intangible” (as appropriate) in accordance with the UCC, and the Seller hereby authorizes the Buyer to file financing statements (and continuation statements with respect to such financing statements when applicable) naming the Seller as the

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

debtor and the Buyer as the secured party in respect to the Revenue Participation Right. Not in derogation of the foregoing statement of the intent of the Parties in this regard, and for the purposes of providing additional assurance to the Buyer in the event that, despite the intent of the Parties, the sale, transfer, assignment and conveyance contemplated hereby is hereafter held not to be a sale, the Seller does hereby grant to the Buyer, as security for the payment of amounts due to the Buyer, a security interest in and to all right, title and interest in, to and under the Revenue Participation Right, and the Seller does hereby authorize the Buyer, from and after the Closing, to file such financing statements (and continuation statements with respect to such financing statements when applicable) in such manner and such jurisdictions as are necessary or appropriate to perfect such security interest (the “Back-Up Security Interest”), subject to Liens contemplated by clauses (d) or (f) of the definition of Permitted Liens.

Section 2.2 Purchase Price. Upon the terms and subject to the conditions of this Agreement, the purchase price to be paid as consideration to the Seller for the sale, transfer, assignment and conveyance of the Revenue Participation Right to the Buyer is as follows:

(a)       $225,000,000 in cash, payable in accordance with Section 3.2(a) (the “Closing Price”);

(b)       Upon the occurrence of the first commercial sale of ZYNLONTA in the United Kingdom or any country in the European Union, $75,000,000 in cash, payable [**] days after the Seller’s delivery to the Buyer of written confirmation of such first commercial sale (the “EMA Milestone Payment”); and

(c)       Upon the achievement of Net Sales of ZYNLONTA of at least $[**] for the twelve months ending December 31, 2022, $25,000,000 in cash, payable [**] days after the Seller’s delivery to the Buyer of written confirmation of such achievement (the “Sales Milestone Payment” and together with the EMA Milestone Payment, the “Milestone Payments,” and together with the Closing Price, and to the extent each Milestone Payment or any Milestone Payment is actually paid to the Seller, the “Purchase Price”).

For the avoidance of doubt, each Milestone Payment, if and when due and payable, will only be paid once. The Closing Price and each Milestone Payment shall be non-creditable and non-refundable, and notwithstanding anything to the contrary herein, the Closing Price shall not be subject to any withholding or offset or reduction for any Tax. If, after the date of this Agreement, any applicable law (as determined in the good faith discretion of the Buyer following consultation with its external tax advisors) requires the deduction or withholding of any Tax from a Milestone Payment due to the Seller, then the Seller, in its sole discretion may refuse such Milestone Payment if the deduction or withholding of Tax from such payment equals or exceeds [**] percent ([**]%) of the amount that the Seller would have received in respect of such payment had no deduction or withholding of Taxes been made on such payment. For the avoidance of doubt, if the Seller elects to refuse either or both Milestone Payments, no amount of the refused Milestone Payment shall be included in the Purchase Price.

To permit the Seller to exercise its right to refuse a Milestone Payment, as provided in the foregoing paragraph, the Buyer shall give the Seller prompt notice (but in any event, no later

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

than [**] Business Days following Buyer being notified that the applicable Milestone has been achieved) that it is required to deduct or withhold Tax (and the amount of such withholding) from a Milestone Payment and, following such prompt notice, Seller shall have [**] calendar days to decide whether to refuse the applicable Milestone Payment.

Section 2.3 Prepayment.

(a)       Upon the closing of a Change of Control, the Seller shall pay to the Buyer an amount equal to the Royalty Cap, less the aggregate amount of all of the Royalty Payments or other amounts credited towards the Royalty Cap pursuant to this Agreement actually received by the Buyer or a Buyer Indemnified Party prior to such closing, as applicable, by wire transfer of immediately available funds to an account designated in writing by the Buyer, and upon such payment to the Buyer no further payments of the Revenue Participation Right are due to the Buyer hereunder and the Royalty Termination Date shall be deemed to have occurred; provided, however, that in the case of a Change of Control, if such Change of Control closes on or prior to the 36-month anniversary of the Closing Date, then the Royalty Cap shall be two hundred percent (200%) of the Purchase Price.

(b)       At any time after the 27-month anniversary of the Closing Date, the Seller may elect to purchase the remainder of the Revenue Participation Right in full for an amount equal to the Royalty Cap, less the aggregate amount of all of the Royalty Payments or other amounts credited towards the Royalty Cap pursuant to this Agreement actually received by the Buyer or Buyer Indemnified Party prior to such date (for the avoidance of doubt, crediting any payments received by Buyer in respect of Indemnified Taxes but not crediting any amounts that Buyer does not receive because they are paid to any taxing authority as withholding in respect of Indemnified Taxes) (the “Buyout Amount”), and upon such payment to the Buyer by wire transfer of immediately available funds to an account designated in writing by the Buyer, no further payments of the Revenue Participation Right are due to the Buyer hereunder and the Royalty Termination Date shall be deemed to have occurred; provided, however, that the Buyer may elect to receive fifty percent (50%) of the Buyout Amount (which, for the avoidance of doubt, shall be treated as Royalty Payments and credited towards the Royalty Cap) and retain the right to fifty percent (50%) (such retained percentage, the “Buyout Rate”) of the Revenue Participation Right, whereupon the Buyer will receive such Buyout Rate of the Revenue Participation Right until the Royalty Termination Date. For illustrative purposes, if, for a given period, the Royalty Payment due to Buyer equals $1,000,000 for such period, then, following Buyer’s exercise of its right pursuant to the immediately preceding proviso, such amount due to Buyer would equal $500,000 (i.e., $1,000,000 multiplied by the Buyout Rate).

Section 2.4 No Assumed Obligations, Etc. Notwithstanding any provision in this Agreement to the contrary, the Buyer is only agreeing, on the terms and conditions set forth in this Agreement, to purchase, acquire and accept the Revenue Participation Right and is not assuming any liability or obligation of the Seller of whatever nature, whether presently in existence or arising or asserted hereafter.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

Article 3
CLOSING AND PAYMENT OF PURCHASE PRICE

Section 3.1 Closing. The Closing shall take place remotely via the exchange of documents and signatures on the date on which the Buyer delivers (or causes to be delivered) payment of the Closing Price to the Seller in accordance with Section 2.2(a) and Section 3.2(a) (the “Closing Date”).

Section 3.2 Payment of Purchase Price.

(a)       No later than fifteen (15) Business Days following the date hereof, the Buyer shall deliver (or cause to be delivered) payment of the Closing Price to the Seller by electronic funds transfer or wire transfer of immediately available funds to one or more accounts specified by the Seller.

(b)       Upon providing the Buyer with written notice of the achievement of the milestones set forth in Section 2.2(b) and Section 2.2(c), the corresponding Milestone Payments shall be made within [**] days by electronic funds transfer or wire transfer of immediately available funds to one or more accounts specified by the Seller.

Section 3.3 Bill of Sale. At the Closing, upon confirmation of the receipt of the Closing Price, the Seller shall deliver to the Buyer a duly executed bill of sale evidencing the sale, transfer, assignment and conveyance of the Revenue Participation Right in form attached hereto as Exhibit B.

Article 4
REPRESENTATIONS AND WARRANTIES

Section 4.1 Seller’s Representations and Warranties. Except as set forth on the Disclosure Schedule attached hereto, the Seller represents and warrants to the Buyer that as of the date hereof:

(a)       Existence. The Seller is a société anonyme duly incorporated and validly existing under the laws of Switzerland. The Seller is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(b)       Authorization. The Seller has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Seller.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(c)       Enforceability. This Agreement has been duly executed and delivered by an authorized officer of the Seller and constitutes the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as may be limited by applicable Bankruptcy Laws or by general principles of equity (whether considered in a proceeding in equity or at law).

(d)       No Conflicts. The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene or conflict with the articles of association of the Seller, (b) contravene or conflict with or constitute a material default under any law binding upon or applicable to the Seller or (c) contravene or conflict with or constitute a material default under any material agreement or Judgment binding upon or applicable to the Seller.

(e)       Consents. Except for the consents that will have been obtained on or prior to the Closing, the UCC financing statements contemplated by Section 2.1(b), or any filings required by the federal securities laws or stock exchange rules, no consent, approval, license, order, authorization, registration, declaration or filing with or of any Governmental Entity or other Person is required to be done or obtained by the Seller in connection with (i) the execution and delivery by the Seller of this Agreement, (ii) the performance by the Seller of its obligations under this Agreement or (iii) the consummation by the Seller of any of the transactions contemplated by this Agreement.

(f)       No Litigation. Neither the Seller nor any of its Affiliates is a party to, and has not received any written notice of, any action, suit, investigation or proceeding pending before any Governmental Entity and, to the Knowledge of the Seller, no such action, suit, investigation or proceeding has been threatened against the Seller, that, individually or in the aggregate, has had or would, if determined adversely, reasonably be expected to have a Material Adverse Effect.

(g)       Compliance.

(i)       All applications, submissions, information and data related to the Products (and to the Knowledge of the Seller with respect to ZYNLONTA in the Asia Region) submitted or utilized as the basis for any request to any Regulatory Authority by or on behalf of the Seller, were true and correct in all material respects as of the date of such submission or request, and, to the Knowledge of the Seller, any material updates, changes, corrections or modification to such applications, submissions, information or data required under applicable laws or regulations to be made by or on behalf of the Seller have been submitted to the necessary Regulatory Authorities.

(ii)       Neither the Seller nor any of its Affiliates has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or EMA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, or similar policies, set forth in any applicable laws or regulations.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(iii)       The Seller has provided to the Buyer prior to the date hereof in a data room available to the Buyer true and correct copies or summaries of all material written communications sent or received by the Seller and any of its Affiliates to or from any Regulatory Authorities in the Cami Territory or the ZYNLONTA Territory, as applicable, that relate to the Products since January 1, 2018.

(iv)       None of the Seller, any of its Affiliates and, to the Knowledge of the Seller, any Third Party manufacturer of any Product, has received from the FDA a “Warning Letter”, Form FDA-483, “Untitled Letter,” or similar material written correspondence or notice alleging violations of applicable laws and regulations enforced by the FDA, or any comparable material written correspondence from any other Regulatory Authority in the Cami Territory or the ZYNLONTA Territory, as applicable (and to the Knowledge of the Seller, with respect to ZYNLONTA in the Asia Region), with regard to any Product or the manufacture, processing, packaging or holding thereof, the subject of which communication is unresolved and if determined adversely to the Seller or such Affiliate would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(v)       Since January 1, 2018, (A) there have been no Safety Notices in the Cami Territory or the ZYNLONTA Territory, as applicable, (and, to the Knowledge of the Seller, with respect to ZYNLONTA in the Asia Region), (B) to the Knowledge of the Seller, there are no unresolved material Products complaints with respect to the Products, which would result in a Material Adverse Effect, and (C) to the Knowledge of the Seller, there are no facts currently in existence that would, individually or in the aggregate, reasonably be expected to result in (1) a material Safety Notice with respect to the Products, or (2) a material change in the labeling of the Products. Since January 1, 2018, neither the Seller nor any of its Affiliates has experienced any significant failures in the manufacturing of the Products for clinical use or commercial sale in the Cami Territory or the ZYNLONTA Territory, as applicable (and to the Knowledge of the Seller, with respect to ZYNLONTA in the Asia Region) that, individually or in the aggregate, have had or would reasonably be expected to result in, if such failure occurred again, a Material Adverse Effect.

(h)       Licenses.

(i)       In-Licenses. Except as set forth on Schedule 4.1(h)(i) of the Disclosure Schedule, there are no In-Licenses (any In-License set forth on Schedule 4.1(h)(i) of the Disclosure Schedule, an “Existing In-License”). A true, correct and complete copy of each Existing In-License has been provided to the Buyer by the Seller in a data room available to the Buyer. Neither the Seller nor the respective counterparty thereto has made or entered into any amendment, supplement or modification to, or granted any waiver under any material provision of any Existing In-License.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(ii)       Out-Licenses. Except as set forth on Schedule 4.1(h)(ii) of the Disclosure Schedule, there are no Out-Licenses in the Cami Territory or the ZYNLONTA Territory, as applicable, (any Out-License set forth on Schedule 4.1(h)(ii) of the Disclosure Schedule, an “Existing Out-License”). A true, correct and complete copy of each Existing Out-License has been provided to the Buyer by the Seller in a data room available to the Buyer. Neither the Seller nor the respective counterparty thereto has made or entered into any amendment, supplement or modification to, or granted any waiver under any material provision of any Existing Out-License that has not been provided to the Seller.

(iii)       Validity and Enforceability of Licenses. Each Existing In-License and Existing Out-License (an “Existing License”) is a valid and binding obligation of the Seller and, to the Knowledge of the Seller, the counterparty thereto. To the Knowledge of the Seller, each Existing License is enforceable against each counterparty thereto in accordance with its terms except as may be limited by applicable Bankruptcy Laws or by general principles of equity (whether considered in a proceeding in equity or at law). The Seller has not received any written notice in connection with any Existing License challenging the validity or enforceability of any provision of such agreement.

(iv)       No Termination. The Seller has not (A) given notice to a counterparty of the termination of any Existing License (whether in whole or in part) or any notice to a counterparty expressing any intention to terminate any Existing License or (B) received from a counterparty thereto any written notice of termination of any Existing License (whether in whole or in part) or any written notice from a counterparty expressing any intention to terminate any Existing License.

(v)       No Breaches or Defaults. There is and has been no material breach or default under any provision of any Existing License either by the Seller or, to the Knowledge of the Seller, by the respective counterparty (or any predecessor thereof) thereto, and, to the Knowledge of the Seller, there is no event that upon notice or the passage of time, or both, would reasonably be expected to give rise to any material breach or default either by the Seller or, to the Knowledge of the Seller, by the respective counterparty to such agreement.

(vi)       Payments Made. Seller has made all payments to the respective counterparty of each Existing License required under each Existing License as of the date hereof.

(vii)       No Assignments. The Seller has not consented to any assignment by the counterparty to any Existing License of any of its rights or obligations under any such Existing License and, to the Knowledge of the Seller, the counterparty has not assigned any of its rights or obligations under any such Existing License to any Person.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(viii)       No Indemnification Claims. The Seller has not notified any Person of any claims for indemnification under any Existing License nor has the Seller received any claims for indemnification under any Existing License.

(ix)       No Infringement. Neither the Seller nor any of its Affiliates has received any written notice from, or given any written notice to, any counterparty to any Existing License regarding any infringement of any of the Existing Patent Rights licensed thereunder.

(i)       No Liens; Title to Revenue Participation Right. None of the Product Rights owned or purported to be owned by the Seller or its Affiliates is subject to any Liens other than Liens contemplated by clauses (b), (c) and (d) of the definition of Permitted Liens. None of the property or assets owned or purported to be owned by the Seller or its Affiliates, in each case, to the extent specifically related to the Products in the Cami Territory or the ZYNLONTA Territory, as applicable, excluding the Product Rights, is subject to any Lien, except for Permitted Liens. Upon the Closing, the Buyer will have acquired, subject to the terms and conditions set forth in this Agreement, good and marketable title to the Revenue Participation Right, free and clear of all Liens, except for any Liens contemplated by clauses (d) and (f) of the definition of Permitted Liens.

(j)       Manufacturing; Supply. The Products have, since January 1, 2018, (i) been manufactured, transported, stored and handled in all material respects in accordance with applicable law and with good manufacturing practices in the Cami Territory or the ZYNLONTA Territory, as applicable and (ii) to the Knowledge of the Seller, been manufactured, transported, stored and handled in all material respects in accordance with applicable law and with good manufacturing practices in the Asia Region. Since January 1, 2018, neither the Seller nor any Affiliate of the Seller has experienced any significant failures in the manufacturing or supply of any Product in the Cami Territory or the ZYNLONTA Territory, as applicable or, to the Knowledge of the Seller, in the Asia Region, that, individually or in the aggregate, have had or would reasonably be expected to result in, if such failure occurred again, a Material Adverse Effect. The Seller has on hand or has made adequate provisions to secure sufficient clinical quantities of the Products to complete all clinical trials and all activities required for Marketing Approvals, in each case, that are ongoing or planned as of the date hereof. The Seller has on hand or has made adequate provisions to secure sufficient quantities of ZYNLONTA to support the commercial launch of ZYNLONTA in the Major Markets.

(k)       Intellectual Property.

(i)       Schedule 4.1(k)(i)(A) of the Disclosure Schedule lists all of the currently existing Patents owned by Seller or its Affiliates and, to the Knowledge of the Seller, all of the currently existing In-Licensed [**], and the In-Licensed [**] patents, in each case, included within the Patent Rights (the “Existing Patent Rights”), including as to each listed patent or patent application the jurisdictions by or in which each such patent has issued as a patent or such patent application has been filed, including the respective patent or application numbers. Schedule 4.1(k)(i)(B) of the Disclosure Schedule lists all of the currently existing

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

Trademarks owned by Seller or its Affiliates included within the Trademark Rights (together with any exclusively in-licensed Trademarks within the Trademark Rights, the “Existing Trademark Rights”). Except as set forth on Schedule 4.1(k)(i)(A) of the Disclosure Schedule, as of the date hereof, the Seller is the sole and exclusive owner of all of the Existing Patent Rights owned or purported to be owned by it. Except as set forth on Schedule 4.1(k)(i)(B) of the Disclosure Schedule, as of the date hereof, the Seller is the sole and exclusive owner of all of the Existing Trademark Rights owned or purported to be owned by it.

(ii)       Neither Seller nor any of its Affiliates is a party to any pending and, to the Knowledge of the Seller, there is no threatened, litigation, interference, reexamination, inter partes review, opposition or like procedure involving any of the Existing Patent Rights.

(iii)       To the Knowledge of the Seller, the issued patents within the Existing Patent Rights are valid, enforceable and in full force and effect. None of the issued Patents owned by Seller or its Affiliates within the Existing Patent Rights have lapsed, expired or otherwise terminated. Neither Seller nor any of its Affiliates has received any written notice relating to the lapse, expiration or other termination of any of the issued Patents owned by Seller or its Affiliates within the Existing Patent Rights, and neither Seller nor its Affiliates has received any written legal opinion of outside counsel that alleges that, an issued Patent within any of the Existing Patent Rights, or patent claims therein, is invalid or unenforceable.

(iv)       To the Knowledge of the Seller, [**].

(v)       To the Knowledge of the Seller, (1) each Person associated with the filing and prosecution of the Existing Patent Rights has complied in all material respects with all applicable duties of candor and good faith in dealing with their respective patent offices and (2) each of the Existing Patent Rights correctly names each inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Existing Patent Right was issued or is pending.

(vi)       To the Knowledge of the Seller, neither Seller nor any of its Affiliates has received any notice that there is any, and, to the Knowledge of the Seller, there is no, Person who is or claims to be an inventor under any of the Existing Patent Rights who is not a named inventor thereof.

(vii)       Neither Seller nor its Affiliates has received any written notice of any claim by any Person challenging the inventorship or ownership of, the rights of the Seller in and to, or the patentability, validity or enforceability of, any of the Existing Patent Rights or asserting that the development, manufacture, importation, sale, offer for sale or use of the Products infringes, misappropriates

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

or otherwise violates or will infringe, misappropriate or otherwise violate such Person’s Patents or other intellectual property rights in the Cami Territory or the ZYNLONTA Territory, as applicable.

(viii)       To the Knowledge of the Seller, the discovery, development manufacture, importation, sale, offer for sale or use of the Products, in each case in the form the Products exists as of the date hereof and as such activity is currently contemplated by the Seller, has not and will not, infringe, misappropriate or otherwise violate any Patents or other intellectual property rights owned by any Third Party in the Cami Territory or the ZYNLONTA Territory, as applicable.

(ix)       To the Knowledge of the Seller, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the Intellectual Property Rights in the Cami Territory or the ZYNLONTA Territory, as applicable, or, to the Knowledge of the Seller, in the Asia Region, in each case except where such violation, infringement or misappropriation would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(x)       To the Knowledge of the Seller, the Seller or such other Person, in their capacity as an owner or co-owner, has paid all maintenance fees, annuities and like payments required as of the date hereof with respect to each of the Existing Patent Rights.

(xi)       ZYNLONTA was approved on April 23, 2021 in the United States under Section 351(a) of the Public Health Service Act.

(l)       Indebtedness. Schedule 4.1(l) of the Disclosure Schedule sets forth a complete list of the outstanding Indebtedness of the Seller and its Subsidiaries in excess of $100,000.

(m)       Lien-Related Representation and Warranties. The Seller’s exact legal name is, and has been since October 13, 2015, “ADC Therapeutics SA”. From the date of inception on June 6, 2011 until October 12, 2015, the Seller’s exact legal name was “ADC Therapeutics Sàrl”. The Seller is, and for the prior ten years has been, incorporated in Switzerland.

(n)       Brokers’ Fees. There is no investment banker, broker, finder, financial advisor or other intermediary who has been retained by or is authorized to act on behalf of the Seller who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.2 Buyer’s Representations and Warranties. The Buyer hereby represents and warrants to the Seller that:

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(a)       Existence; Good Standing. The Buyer is an entity duly organized, validly existing and in good standing under the laws of the respective jurisdiction in which it is organized.

(b)       Authorization. The Buyer has the requisite trust right, power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action on the part of the Buyer.

(c)       Enforceability. This Agreement has been duly executed and delivered by an authorized person of the owner trustee of the Buyer and constitutes the valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as may be limited by applicable Bankruptcy Laws or by general principles of equity (whether considered in a proceeding in equity or at law).

(d)       No Conflicts. The execution, delivery and performance by the Buyer of this Agreement do not and will not (i) contravene or conflict with the organizational documents of the Buyer, (ii) contravene or conflict with or constitute a default under any material provision of any law binding upon or applicable to the Buyer or (iii) contravene or conflict with or constitute a default under any material contract or other material agreement or Judgment binding upon or applicable to the Buyer.

(e)       Consents. Except for any filings required by the federal securities laws or stock exchange rules, no consent, approval, license, order, authorization, registration, declaration or filing with or of any Governmental Entity or other Person is required to be done or obtained by the Buyer in connection with (i) the execution and delivery by the Buyer of this Agreement, (ii) the performance by the Buyer of its obligations under this Agreement or (iii) the consummation by the Buyer of any of the transactions contemplated by this Agreement.

(f)       No Litigation. There is no action, suit, investigation or proceeding pending or, to the knowledge of the Buyer, threatened before any Governmental Entity to which the Buyer is a party that would, if determined adversely, reasonably be expected to prevent or materially and adversely affect the ability of the Buyer to perform its obligations under this Agreement.

(g)       Financing. The Buyer has sufficient cash to pay the Closing Price at the Closing and when due pursuant to Section 2.2(a). The Buyer acknowledges that its obligations under this Agreement are not contingent on obtaining financing.

(h)       Brokers’ Fees. There is no investment banker, broker, finder, financial advisor or other intermediary who has been retained by or is authorized to act on behalf of the Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

Article 5
COVENANTS

Section 5.1 Information Rights. From and after the Closing Date, senior representatives of the Seller will meet at the request of the Buyer (no more often than once per calendar quarter) to discuss, among other things, material commercial, regulatory and intellectual property developments relating to the Products in the Cami Territory or the ZYNLONTA Territory, as applicable, (each such meeting and, if applicable, related materials provided in response to Buyer’s request for additional information, an “Update Report”). The Seller shall also provide the Buyer with such additional information in its possession and control regarding the Products in the Cami Territory or the ZYNLONTA Territory, as applicable, included in each Update Report as the Buyer may reasonably request from time to time. Notwithstanding the foregoing, Seller will have satisfied its obligations pursuant to the immediately preceding sentence upon delivery of materials provided to its board of directors in connection with the Products in the Cami Territory or the ZYNLONTA Territory, as applicable, to the extent relevant, in the reasonable discretion of the Seller, to the Buyer’s request, and Seller is under no obligation to aggregate or otherwise create information, data or other work product in respect of Buyer’s request for information pursuant to the immediately preceding sentence. The Seller and its controlled Affiliates shall prepare and maintain, and shall use Commercially Reasonable Efforts to cause its non-controlled Affiliates and Licensees to prepare and maintain, reasonably complete and accurate records of the information to be disclosed in each Update Report and Royalty Report (together, the “Reports”). All Reports, and the Confidential Information contained therein, shall be the Confidential Information of Seller and subject to the obligations of confidentiality set forth in Article 7.

Section 5.2 Royalty Payments; Revenue Participation and Royalty Payment Details.

(a)       From and after the Closing Date, the Seller shall pay to the Buyer, without any setoff or offset (subject, in each case, to Section 5.10), the Royalty Payment for each calendar quarter promptly, but in any event no later than [**] calendar days after the end of each applicable calendar quarter; provided that, for [**] calendar days thereafter, the Seller may further remit to the Buyer such amounts received from Licensees or Distributors and constituting a part of the Royalty Payment without penalty; and provided further that Royalty Payments based upon Included Product Revenue set forth in subclause (b) and (c) of the definition thereof, shall not be due until [**] calendar days after the end of the calendar quarter in which the applicable Included Product Revenue is actually received by Seller. A late fee of [**] percent ([**]%) over the Prime Rate (calculated on a per annum basis) will accrue on all unpaid amounts with respect to any Royalty Payment from the date such obligation was due. The imposition and payment of a late fee shall not constitute a waiver of the Buyer’s rights with respect to such payment default. The first calendar quarter for which a Royalty Payment is due shall be deemed to commence on the Closing Date (with respect to Net Sales of Products in the Cami Territory or the ZYNLONTA Territory, as applicable, on or after such date and with respect to Other Product Revenue actually received on or after such date) and extend to the end of such calendar quarter and the last calendar quarter for which a Royalty Payment is due shall be deemed to commence on the first day of such calendar quarter and extend to the effective date of termination of this Agreement.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(b)       From and after the Closing Date, for each calendar quarter, promptly, but in any event no later than [**] calendar days after the end of each of the calendar quarters, the Seller shall provide to Buyer a report setting forth in reasonable detail (a “Royalty Report”): (i) Included Product Revenue for the applicable calendar quarter and calendar year to date, on a country-by-country and Product-by-Product basis (including a break-down of all deductions from Gross Sales used to determine Net Sales and any Net Sales described in Section 5.4(c)), and (ii) (A) the calculation of the Royalty Payment payable to the Buyer for the applicable calendar quarter, identifying, on a country-by-country and Product-by-Product basis, the number of units of Products sold by the Seller, its Affiliates and each Licensee; provided, that Royalty Payments based upon Included Product Revenue set forth in subclause (b) and (c) of the definition thereof shall be included in a Royalty Report to the extent such Included Product Revenue is actually received by Seller in the applicable calendar quarter; and (B) foreign currency exchange rates used (which shall be rates of exchange determined in a manner consistent with the Seller’s method for calculating rates of exchange in the preparation of the Seller’s annual financial statements in accordance with IFRS).

(c)       The Seller shall maintain a lockbox account for the purpose of making Royalty Payments hereunder (the “Lockbox Account”) and shall either: (i) direct the applicable Included Product Revenue Royalty Rate for Product revenues to the Lockbox Account or (ii) within [**] calendar days of the end of each calendar quarter, deposit into, or maintain an amount in, the Lockbox Account equal to [**] percent ([**]%) of the Royalty Payment in respect of subclause (a) and (c) of Included Product Revenue payable in respect of the prior quarter. The payment of the Royalty Payments to the Buyer under this Section 5.2 shall be made first from the Lockbox Account and then from the Seller’s other accounts, if necessary.

(d)       Any payments required to be made by either Party under this Agreement shall be made in United States Dollars via electronic funds transfer or wire transfer of immediately available funds to such bank account as the other Party shall designate in writing prior to the date of such payment.

Section 5.3 Inspections and Audits of the Seller. Following the Closing, upon at least [**] Business Days’ written notice and during normal business hours, no more frequently than once per calendar year, the Buyer may cause an inspection and/or audit by an independent public accounting firm reasonably acceptable to the Seller to be made of the Seller’s books of account for the two calendar years prior to the audit for the purpose of determining the correctness of Royalty Payments made under this Agreement. Upon the Buyer’s reasonable request, no more frequently than once per calendar year while any Out-License or Permitted License remains in effect, the Seller shall use Commercially Reasonable Efforts to exercise any rights it may have under any Out-License or Permitted License relating to the Products to cause an inspection and/or audit by an independent public accounting firm to be made of the books of account of any counterparty thereto for the purpose of determining the correctness of Royalty Payments made under this Agreement. All of the out-of-pocket expenses of any inspection or audit requested by the Buyer hereunder (including the fees and expenses of such independent

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

public accounting firm designated for such purpose) shall be borne solely by the Buyer, unless the independent public accounting firm determines that Royalty Payments previously paid during the period of the audit were underpaid by an amount greater than [**] percent ([**]%) of the Royalty Payments actually paid during such period, in which case such expenses shall be borne by the Seller. Such accounting firm will enter into a confidentiality agreement and an engagement letter reasonably acceptable to the Seller governing the use and disclosure of the Seller’s information disclosed to such accounting firm and such accounting firm’s acceptance of the procedures set forth in this Section 5.3. Such accounting firm shall not disclose the confidential information of the Seller or any such Licensee relating to the Products to the Buyer, except to the extent such disclosure is necessary to determine the correctness of Royalty Payments or otherwise would be included in a Report. All information obtained by the Buyer as a result of any such inspection or audit shall be Confidential Information of the Seller subject to Article 7. The Parties agree that the calculation of Included Product Revenue and the Royalty Payments by such accounting firm contemplated by this Section 5.3 is to measure Included Product Revenue and the Royalty Payments in accordance with the terms of this Agreement, and such calculation is not intended to permit the introduction of accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies contrary to those specified in this Agreement for the purposes of determining Included Product Revenue and the Royalty Payments. Such accounting firm shall provide a copy of its report to the Parties simultaneously. The Parties shall have [**] calendar days from the date of delivery of such report to provide the accounting firm with comments on such report, which each Party shall deliver to the accounting firm and the other Party simultaneously. The accounting firm shall consider such comments in good faith and shall deliver an updated report within [**] calendar days of the earlier to occur of such [**] day review period or the Parties’ written confirmation of submission of final comments to such accounting firm’s initial report. If the final report of the accounting firm in respect of an audit discloses any underpayments by the Seller to the Buyer, then such underpayment, shall be paid by the Seller to the Buyer within [**] calendar days of it being so disclosed. If any audit discloses any overpayments by the Seller to the Buyer, then, the Seller shall have the right to credit the amount of the overpayment against each subsequent quarterly Royalty Payment due to the Buyer until the overpayment has been fully applied. If the overpayment is not fully applied prior to the final quarterly Royalty Payment due hereunder, the Buyer shall promptly refund an amount equal to any such remaining overpayment.

Section 5.4 Intellectual Property Matters

(a)       Subject to the rights and obligations of any Licensees, licensors or co-owners of Patent Rights (including any counterparties to an Existing In-License or In-License), the Seller shall (i) take any and all reasonably necessary actions, and prepare, execute, deliver and file any and all agreements, documents and instruments, that are reasonably necessary to diligently preserve and maintain the applicable Patents owned by Seller or its Affiliates included within the Patent Rights and with respect to which the Seller has prosecution rights (and, with respect to Patents licensed to Seller or its Affiliates and included within the Patent Rights, shall use Commercially Reasonable Efforts with respect thereto), including, as applicable, payment of maintenance fees or annuities where it is commercially reasonable to do so, and (ii) shall use Commercially Reasonable Efforts with respect to the prosecution and maintenance of the Patent Rights.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(b)       The Seller shall, subject to the rights and obligations of any Licensees, licensors or co-owners of Intellectual Property Rights (including any counterparties to an Existing In-License or In-License), use Commercially Reasonable Efforts to (i) diligently defend and enforce the applicable Intellectual Property Rights against infringement or interference by any other Person, and against any claims of invalidity or unenforceability, in any jurisdiction (including by bringing any legal action for infringement or defending any counterclaim of invalidity or action of any other Person for declaratory judgment of non-infringement or non-interference) and (ii) when available in respect of any applicable Product, obtain Patents and obtain patent term extensions and any other forms of patent term restoration in any country in the Cami Territory or the ZYNLONTA Territory, as applicable. The Seller shall [**] provide to the Buyer a copy of any written notice received by it of a legal action, suit or other proceeding involving the Patent Rights in the Cami Territory or the ZYNLONTA Territory. The Seller shall [**] inform the Buyer of any infringement by a Third Party of any Patent Right in the Cami Territory or the ZYNLONTA Territory, as applicable, of which any of the individuals named in the definition of “Knowledge of the Seller” (or the successors of such Person at the Seller) becomes aware.

(c)       As between the Parties, the Seller’s actions required to be taken under this Section 5.4 shall be taken at the Seller’s sole expense. If the Seller recovers monetary damages from a Third Party in an action brought for such Third Party’s infringement of any Patent Rights in the Cami Territory or the ZYNLONTA Territory, as applicable, relating to the Products and actions of such Third Party competitive with the Products in the Cami Territory or the ZYNLONTA Territory, as applicable, where such damages, whether in the form of judgment or settlement, are awarded for such infringement of such Patent Rights, (i) such recovery will be allocated first to the reimbursement of any expenses incurred by the Seller or its Affiliates, or its licensors or licensees, in bringing such action (including all reasonable attorney’s fees) and (ii) any remaining amounts, to the extent payable to Seller or its Affiliates (excluding punitive or exemplary damages awarded) will be treated as Net Sales with respect to the Cami Territory or the ZYNLONTA Territory, as applicable.

(d)       Notwithstanding anything to the contrary herein, in no event will the Seller be required to provide any document or information or take an action or omit to take any action that would constitute any breach or default of any obligation of the Seller or its Affiliates under an In-License or Out-License.

Section 5.5 In-Licenses.

(a)       The Seller shall [**] provide the Buyer with (i) executed copies of any In-License entered into by the Seller or its Affiliates after the date hereof, and (ii) executed copies of each material amendment, supplement, modification or written waiver consummated after the date hereof of any provision of any In-License; in each case of clauses (i) and (ii), to the extent complete and unredacted copies of such In-Licenses, amendments supplements, modifications or written waivers are not publicly filed by the Seller, and subject to any confidentiality restrictions applicable to Seller or its Affiliates under the applicable Existing In-License.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(b)       The Seller shall use Commercially Reasonable Efforts to comply in all material respects with its obligations under any In-Licenses it enters into and shall use Commercially Reasonable Efforts to not take any action or forego any action that would reasonably be expected to result in a material breach thereof. [**] after receipt of any (written or oral) notice from a counterparty to any In-License or its Affiliates of an alleged material breach under any In-License, the Seller shall provide the Buyer a copy thereof, subject to confidentiality restrictions under the applicable In-License. The Seller shall use its Commercially Reasonable Efforts to cure any material breaches by it under any In-License and shall give written notice to the Buyer upon curing any such breach. The Seller shall provide the Buyer with written notice following becoming aware of a counterparty’s material breach of its obligations under any In-License. The Seller shall not terminate any In-License without providing the Buyer prior written notice. [**] following the Seller’s notice to a counterparty to any In-License of an alleged breach by such counterparty under any such In-License, the Seller shall provide the Buyer a copy thereof.

Section 5.6 Out-Licenses.

(a)       Subject to compliance with this Section 5.6, the Seller may enter into an Out-License with a Third Party or enter into an agreement to develop, co-promote or Commercialize any Product in any portion of the Cami Territory or the ZYNLONTA Territory, as applicable, for any fields of use or for all fields of use (any such Out-License or agreement, a “Permitted License”); provided that the Seller may not enter into (i) any exclusive Out-License in respect of ZYNLONTA in the United States (or any agreement or arrangement which is the functional equivalent of such exclusive license in the United States) or (ii) any agreement or series of agreements in respect of the co-promotion or Commercialization of ZYNLONTA in the United States that has the effect, taken as a whole, of prohibiting or materially restricting the Seller from directly Commercializing ZYNLONTA in the United States (collectively (i) and (ii), “Restricted Agreements”), in each case of clauses (i) and (ii), without the Buyer’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided further that no such consent shall be required in respect of the Seller’s entry into a Restricted Agreement if the counterparty to such Restricted Agreement has a class of securities that are publicly traded on a securities exchange with a market capitalization (or if such Person is privately held, total assets), at the time of the Seller’s entry into such Restricted Agreement, in excess of $5 billion and has an existing marketed pharmaceutical product in the field of oncology (in which case such Restricted Agreement shall be deemed a Permitted License for all purposes hereunder). For the avoidance of doubt, nothing provided in this Section 5.6(a) restricts in any way Seller’s activities with respect to: (i) ZYNLONTA outside the United States, (ii) Cami, either inside or outside of the Cami Territory, or (iii) the ability to enter into an agreement to develop, research or manufacture (but not Commercialize) any Product inside or outside of the Cami Territory or the ZYNLONTA Territory, as applicable.

(b)       The Seller shall [**] provide the Buyer with an executed copy of any Out-License (including any Restricted Agreement that is deemed a Permitted License), and executed copies of each amendment, supplement, modification or written waiver of any material provision of such Out-License; provided that Seller may redact any information or provisions not related to the Products.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(c)       The Seller shall use Commercially Reasonable Efforts to include in all Out-Licenses in the Cami Territory or the ZYNLONTA Territory, as applicable, (other than Existing Out-Licenses) provisions permitting the Seller to audit such Licensee that are substantially similar to the rights set forth herein. Upon the Buyer’s reasonable request, no more frequently than as permitted under the applicable Out-License (other than Existing Out-Licenses), the Seller shall exercise its audit rights in accordance with the terms of such Existing Out-License or Permitted License.

(d)       The Seller shall provide the Buyer [**] written notice of a Licensee’s material breach of its obligations under any Out-License (other than Existing Out-Licenses) of which any of the individuals named in the definition of “Knowledge of the Seller” (or the successors of such Person at the Seller) becomes aware.

Section 5.7 Restricted Indebtedness. Prior to the Royalty Termination Date, the Seller shall not, and shall not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Restricted Indebtedness.

Section 5.8 Use of Proceeds; Diligence. For three (3) years following the Closing Date, Seller will use the amounts paid by the Buyer to the Seller under this Agreement to support activities to complete clinical development, file for Marketing Approval, and Commercialize the Products. In furtherance of the foregoing, the Seller shall:

(a)       use Commercially Reasonable Efforts to: (i) complete clinical development of and Commercialize the Products (either directly or, subject to Section 5.6, indirectly through Licensees) in the Major Markets, including to conduct the clinical studies set forth in the Product Plan; (ii) (A) prepare, execute, deliver and file any and all agreements, documents or instruments that are necessary to secure and maintain Marketing Approvals required to Commercialize the Products in the Major Markets; and (B) not withdraw or abandon, or fail to take any action necessary to prevent the withdrawal or abandonment of, any such Marketing Approvals in the Major Markets; and (iii) execute Sections 2, 3 and 4 of the product plan set forth on Exhibit D (the “Product Plan”); and

(b)       (i) prior to the date that the trailing twelve (12) months of ZYNLONTA Net Sales equals at least $[**], execute Section 1 of the Product Plan; and (ii) after the date that the trailing twelve (12) months of ZYNLONTA Net Sales equals at least $[**], use Commercially Reasonable Efforts to execute Section 1 of the Product Plan.

Nothwithstanding anything to the contrary herein, if execution of any element of the Product Plan, would violate applicable law, the Parties will meet and in good faith and use commercially reasonable efforts to revise such element of the Product Plan in a manner mutually acceptable to the Parties and in a manner consistent with applicable law. Notwithstanding anything to the contrary herein, on a Product-by-Product and country-by-country basis, if the Regulatory Exclusivity Period expires with respect to a Product in a given country within the Major Markets, the Seller’s obligations under this Section 5.8 in respect of such Product in such country shall automatically terminate and be of no further force or effect.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

Section 5.9 Efforts to Consummate Transactions. Subject to the terms and conditions of this Agreement, each of the Seller and the Buyer will use its commercially reasonable efforts prior to the Closing to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable law to consummate the transactions contemplated by this Agreement. Each of the Buyer and the Seller agrees to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

Section 5.10 Certain Tax Matters.

(a)       The Seller and the Buyer agree that for all Tax purposes, (a) the Seller and the Buyer shall treat the transactions contemplated by this Agreement as a sale of the Revenue Participation Right and (b) any amounts remitted by the Seller to the Buyer after the Closing Date pursuant to this Agreement shall be treated as received by the Seller as agent for the Buyer. The Parties agree not to take any position that is inconsistent with the provisions of this Section 5.10(a) on any tax return or in any audit or other tax-related administrative or judicial proceeding unless required by law or the good faith resolution of a tax audit. If there is an inquiry by any Governmental Entity of the Buyer or the Seller related to the treatment described in this Section 5.10(a), the Parties shall cooperate with each other in responding to such inquiry in a reasonable manner which is consistent with this Section 5.10(a).

(b)       Notwithstanding anything to the contrary in this Agreement, other than as set forth in Section 2.2, each of the Buyer and the Seller shall be entitled to withhold and deduct (or cause to be withheld and deducted) from any amount payable under this Agreement to the other Party any Tax that the Buyer or the Seller, as applicable, determines that it is required to withhold and deduct under applicable law; provided that each of the Buyer and the Seller shall give the other Party prior notice and the opportunity, in good faith, to contest and prevent such withholding and deduction. The Parties shall use commercially reasonable efforts to give or cause to be given to the other Party such assistance and such information concerning the reasons for withholding or deduction (including, in reasonable detail, the method of calculation for the deduction or withholding thereof) as may be reasonably necessary to enable the Buyer or the Seller, as applicable, to claim exemption therefrom, or credit therefor, or relief (whether at source or by reclaim) therefrom, and, in each case, shall furnish the Buyer or the Seller, as applicable, with proper evidence of the Taxes withheld and deducted and remitted to the relevant taxing authority.

(c)       If any deduction or withholding for or on account of any Indemnified Tax is required by applicable law to be made, and is made, from any payment to Buyer under this Agreement, then the Seller shall, within [**] Business Days after such deduction or withholding is made, make a payment to the Buyer so that, after all such required deductions and withholdings are made by any applicable withholding agent (including any deductions and withholdings required with respect to any additional payments under this Section 5.10(c)), the Buyer receives an amount equal to the amount that it would have received had no withholding of such Indemnified Taxes been made, except that the Seller shall have no obligation to pay the Buyer any additional amounts for or on account of any Indemnified Tax under this Section 5.10(c) to the extent such Indemnified Tax resulted from the Buyer’s breach of its obligations under Section 5.10(b).

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(d) The Seller shall notify the Buyer in writing not more than [**] days after becoming aware that any Indemnified Tax may be required with respect to any payment to Buyer under this Agreement.

(e)       If Buyer is entitled to additional amounts pursuant to Section 5.10(c), then Buyer shall use commercially reasonable efforts to assign its rights and obligations hereunder to an Affiliate, if, in the reasonable judgment of Buyer, such assignment (i) would eliminate or reduce any additional amounts payable pursuant to Section 5.10(c) in the future and (ii) would not subject Buyer to any unreimbursed cost or expense and would not otherwise be disadvantageous to Buyer.  The Seller hereby agrees to pay all reasonable out-of-pocket costs and expenses incurred by Buyer in connection with any such assignment.

(f)       If and to the extent that the Seller pays any additional amount pursuant to Section 5.10(c) and the Buyer (acting in accordance with its obligations under Section 5.10(b)) has received and retained the benefit of a refund of the Tax to which the additional amount related, then the Buyer shall reimburse to the Seller an amount that is equal to such refund of Tax, net of any Tax imposed in respect of the receipt of such refund and any out-of-pocket costs to obtain such refund.

Section 5.11 Further Assurances. After the Closing, the Seller and the Buyer agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary in order to give effect to the transactions contemplated by this Agreement.

Section 5.12 Signing Deliveries. Prior to or simultaneously with the execution of this Agreement:

(a)       Buyer and Deerfield shall have duly executed the Subordination Agreement;

(b)       The Seller shall deliver to the Buyer a valid, properly executed Internal Revenue Service Form W-8BEN-E certifying its non-U.S. status;

(c)       The Seller shall deliver to the Buyer the legal opinion of Homburger AG, as counsel to the Seller, in substantially the form attached hereto as Exhibit C; and

(d)       The Seller shall deliver to the Buyer a certificate of the Secretary or an Assistant Secretary of the Seller, dated the date hereof, certifying as to (i) the incumbency of each officer of the Seller executing this Agreement and (ii) the attached thereto copies of (A) the Seller’s commercial register excerpt, (B) articles of association, and (C) resolutions adopted by the Seller’s board of directors authorizing the execution and delivery by the Seller of this Agreement and the consummation by the Seller of the transactions contemplated hereby (the “Seller Certificate”).

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

Section 5.13 Back-Up Security Interest. The Seller and the Buyer agree that notwithstanding anything herein to the contrary, except as may be limited by applicable Bankruptcy Laws or by general principles of equity (whether considered in a proceeding in equity or at law), the Seller shall not enter into any contracts or arrangement or otherwise knowingly take any action or knowingly fail to act in a manner that would, individually or in the aggregate, reasonably be expected to materially and adversely affect the Buyer’s ownership of the Revenue Participation Right or the Back-Up Security Interest.

Article 6
INDEMNIFICATION

Section 6.1 General Indemnity. From and after the Closing:

(a)       the Seller hereby agrees to indemnify, defend and hold harmless the Buyer and its Affiliates and its and their directors, managers, trustees, officers, agents and employees (the “Buyer Indemnified Parties”) from, against and in respect of all Losses suffered or incurred by the Buyer Indemnified Parties to the extent arising out of or resulting from [**]; and

(b)       the Buyer hereby agrees to indemnify, defend and hold harmless the Seller and its Affiliates and its and their directors, officers, agents and employees (the “Seller Indemnified Parties”) from, against and in respect of all Losses suffered or incurred by the Seller Indemnified Parties to the extent arising out of or resulting from [**].

Notwithstanding the foregoing, (A) the Seller will have no obligation to indemnify any Buyer Indemnified Party to the extent that any Losses result from or arise out of any matters for which the Buyer is obligated to indemnify any Seller Indemnified Party under Section 6.1(b) and (B) the Buyer will have no obligation to indemnify any Seller Indemnified Party to the extent that any Losses result from or arise out of any matters for which the Seller is obligated to indemnify any Buyer Indemnified Party under Section 6.1(a).

Section 6.2 Claims Procedures.

(a)       If either a Buyer Indemnified Party, on the one hand, or a Seller Indemnified Party, on the other hand (such Buyer Indemnified Party on the one hand and such Seller Indemnified Party on the other hand being hereinafter referred to as an “Indemnified Party”), has suffered or incurred any Losses for which indemnification may be sought under this Article 6, the Indemnified Party shall so notify the other Party from whom indemnification is sought under this Article 6 (the “Indemnifying Party”) promptly in writing describing such Loss, the amount or estimated amount thereof, if known or reasonably capable of estimation, and the method of computation of such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss shall have occurred. If any claim, action, suit or proceeding is asserted or instituted by or against a Third Party with respect to which an Indemnified Party intends to claim any Loss under this Article 6 (a “Third Party Claim”), such Indemnified Party shall promptly notify the Indemnifying Party of such Third Party Claim and tender to the Indemnifying Party the defense of such Third Party Claim. A

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

failure by an Indemnified Party to give notice and to tender the defense of such Third Party Claim in a timely manner pursuant to this Section 6.2 shall not limit the obligation of the Indemnifying Party under this Article 6, except to the extent such Indemnifying Party is actually prejudiced thereby.

(b)       The Indemnifying Party will be entitled to participate in the defense of any Third Party Claim that is the subject of a notice given by or on behalf of any Indemnified Party pursuant to Section 6.2(a). In addition, the Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (d) the Indemnifying Party gives written notice that they or it will defend the Third Party Claim to the Indemnified Party within [**] days after the Indemnified Party has given notice of the Third Party Claim under Section 6.2(a) stating that the Indemnifying Party will, and thereby covenants to, indemnify, defend and hold harmless the Indemnified Party from and against the entirety of any and all Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (e) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (f) the Indemnified Party has not been advised by counsel that an actual or potential conflict exists between the Indemnified Party and the Indemnifying Party in connection with the defense of the Third Party Claim and (g) the Third Party Claim does not relate to or otherwise arise in connection with any criminal action, suit, investigation or proceeding.

(c)       The Indemnifying Party will not consent to the entry of any Judgment or enter into any compromise or settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed) unless such Judgment, compromise or settlement (i) provides for the payment by the Indemnifying Party of money as sole relief for the claimant, (ii) results in the general release of all Indemnified Parties and its Affiliates from all liabilities arising or relating to, or in connection with, the Third Party Claim, and (iii) involves no finding or admission of any violation of law or the rights of any Person and no effect on any other claims that may be made against the Indemnified Party or any of its Affiliates.

(d)       If the Indemnifying Party does not deliver the notice contemplated by Section 6.2(a), within [**] days after the Indemnified Party has given notice of the Third Party Claim pursuant to Section 6.2(a), or otherwise at any time fails to conduct the defense of the Third Party Claim diligently, the Indemnified Party may defend, and may consent to the entry of any Judgment or enter into any compromise or settlement with respect to, the Third Party Claim in any manner it may deem appropriate following consultation with the Indemnifying Party in connection therewith. If such notice and evidence is given on a timely basis and the Indemnifying Party conducts the defense of the Third Party Claim diligently but any of the other conditions in Section 6.2(b) is or becomes unsatisfied, the Indemnified Party may defend, and may consent to the entry of any Judgment or enter into any compromise or settlement with respect to, the Third Party Claim; provided, that the Indemnifying Party will not be bound by the entry of any such judgment consented to, or any such compromise or settlement effected, without its prior written consent (which consent will not be unreasonably withheld, conditioned or delayed).

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

Section 6.3 Limitations on Liability; Time for Claims.

(a)       Except for claims arising from a breach of confidentiality obligations under Article 7 or in cases of fraud, no Party shall be liable for any consequential, punitive, special or incidental damages under this Article 6 (and no claim for indemnification hereunder shall be asserted) as a result of any breach or violation of any covenant or agreement of such Party (including under this Article 6) in or pursuant to this Agreement. In connection with the foregoing, the Parties acknowledge and agree that (i) the Buyer’s damages, if any, for any such action or claim will typically include [**], and (ii) the Buyer shall be entitled to make claims for all such missing, delayed or diminished Royalty Payments as Losses hereunder, and such missing, delayed or diminished Royalty Payments shall not be deemed consequential, punitive, special, indirect or incidental damages.

(b)       Notwithstanding anything to the contrary herein, (i) the Seller’s aggregate liability in respect of claims for indemnification pursuant to Section 6.1(a)(i) will not exceed [**]; and (ii) the Buyer’s aggregate liability in respect of claims for indemnification pursuant to Section 6.1(b) will not exceed [**]. In no event shall the Seller’s aggregate liability in respect of claims for indemnification pursuant to Section 6.1(a) exceed [**].

(c)       No claim may be made or suit instituted seeking indemnification pursuant to Section 6.1(a)(i) or Section 6.1(b)(i) unless a written notice is provided to the Seller or Buyer, as applicable, prior to the date that is [**]months following the Closing. No claim may be made or suit instituted seeking indemnification pursuant to any other provision of Section 6.1(a) or Section 6.1(b) unless a written notice is provided to the Seller or Buyer, as applicable, prior to the date that is the later of (i) [**] years following the Closing or (ii) [**] months following the Party that is bringing the claim’s knowledge of the occurrence of the event giving rise to such claim for indemnification under such other provision; provided that such date shall in no event be later than the Royalty Termination Date (except with respect to any payments invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party, under any bankruptcy act or code, state or federal law, common law or equitable doctrine).

Section 6.4 Tax Treatment of Indemnification Payments. For all purposes hereunder, any indemnification payments made pursuant to this Article 6 will be treated as an adjustment to the Purchase Price for all Tax purposes to the fullest extent permitted by applicable law.

Section 6.5 Certain Breaches. At the Buyer’s election, in the case of a breach of Section 5.6(a), Section 5.8(a)(iii), or Section 5.8(b), the Seller shall pay to the Buyer an amount equal to the product of one and one-half (1.5) multiplied by the amount equal to the Purchase Price less the aggregate amount of all of the Royalty Payments or other amounts (excluding attorneys’ fees) credited towards the Royalty Cap pursuant to this Agreement actually received by the Buyer or a Buyer Indemnified Party pursuant to this Agreement on the date such payment is due to the Buyer (such payment, the “Non-Performance Payment”), by wire transfer of immediately available funds to an account designated in writing by the Buyer, provided that the Seller will have a period of [**] days following receipt of written notice of breach, specifying

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

in reasonable detail the basis of or the facts and circumstances giving rise to the breach being alleged, from the Buyer to cure such breach. Notwithstanding anything to the contrary herein, the Non-Performance Payment shall be due and payable only once, and following receipt of the Non-Performance Payment, the Royalty Termination Date will be deemed to have occurred. The remedy set forth in this Section 6.5 shall be Buyer’s and its Affiliates’ sole and exclusive remedy in the event of an uncured breach of Section 5.6(a), Section 5.8(a)(iii), or Section 5.8(b).

Section 6.6 Exclusive Remedy. The Parties acknowledge and agree that after the Closing, the indemnification provisions of this Article 6 shall be the sole and exclusive remedies of the Parties for any breach of the representations or warranties or nonperformance of or default under any covenants or agreements by either Party contained in this Agreement or any agreement, certificate or document signed and delivered by either Party in connection with this Agreement (other than (a) claims for equitable relief or (b) claims of, or causes of action arising from fraud). Notwithstanding the foregoing, any such claims shall be subject to the limitations set forth in Section 6.3.

Article 7
CONFIDENTIALITY

Section 7.1 Confidentiality. Except as provided in this Article 7, Section 9.4 or otherwise agreed in writing by the Parties, the Parties agree that, during the term of this Agreement and for [**] years thereafter, each Party (the “Receiving Party”) shall keep confidential and shall not publish or otherwise disclose and shall not use for any purpose other than as provided for in this Agreement (which includes the exercise of any rights or the performance of any obligations hereunder) any information furnished to it by or on behalf of the other Party (the “Disclosing Party”) pursuant to this Agreement (such information, “Confidential Information” of the Disclosing Party), except for that portion of such information that:

(a)       was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party;

(b)       was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;

(c)       became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the Receiving Party in breach of this Agreement or any other agreement;

(d)       is independently developed by the Receiving Party or any of its Affiliates, as evidenced by written records, without the use of or reference of the Confidential Information; or

(e)       is subsequently disclosed to the Receiving Party on a non-confidential basis by a Third Party without obligations of confidentiality with respect thereto.

Section 7.2 Authorized Disclosure.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(a)       Either Party may disclose the other Party’s Confidential Information to the extent such disclosure is reasonably necessary in the following situations:

(i)       prosecuting or defending litigation;

(ii)       complying with applicable laws and regulations (including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and regulations promulgated by securities exchanges);

(iii)       complying with a valid order of a court of competent jurisdiction or other Governmental Entity;

(iv)       for regulatory, Tax or customs purposes;

(v)       for audit purposes, provided that each recipient of Confidential Information must be bound by customary and reasonable obligations of confidentiality and non-use prior to any such disclosure;

(vi)       disclosure to its Affiliates and Representatives on a need-to-know basis, provided that each such recipient of Confidential Information must be bound by contractual or professional obligations of confidentiality and non-use at least as stringent as those imposed upon the Parties hereunder prior to any such disclosure;

(vii)       upon the prior written consent of the Disclosing Party;

(viii)       disclosure to its potential investors, and other sources of funding, including debt financing, or potential partners, collaborators or acquirers, and their respective accountants, financial advisors and other professional representatives, provided, that such disclosure shall be made only to the extent customarily required to consummate such investment, financing transaction partnership, collaboration or acquisition and that each recipient of Confidential Information must be bound by customary obligations of confidentiality and non-use prior to any such disclosure;

(ix)       disclosure to Deerfield in connection with the negotiation, execution and delivery of the Subordination Agreement by Deerfield and the limited consent obtained from Deerfield in respect of certain of the transactions contemplated hereby; or

(x)       as is necessary in connection with a permitted assignment pursuant to Section 9.4.

(b)       For the avoidance of doubt, the existence and terms of this Agreement shall be deemed to be Confidential Information of both Parties. Nothing provided herein limits either Party’s use or disclosure of its own Confidential Information if such Confidential Information is not also Confidential Information of the other Party.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(c)       Notwithstanding the foregoing, in the event the Receiving Party is required to make a disclosure of the Disclosing Party’s Confidential Information pursuant to Section 7.2(a)(i), (ii), (iii) or (iv), it will give reasonable advance notice to the Disclosing Party of such disclosure (including providing a draft of the proposed disclosure reasonably in advance of disclosure to the extent permitted by applicable law) and consider in good faith reasonable comments thereto, and shall use commercially reasonable efforts to secure confidential treatment of such information. In any event, the Buyer shall not file any patent application based upon or using the Confidential Information of Seller provided hereunder.

(d)       The Seller may issue a press release following the execution of this Agreement in substantially the form attached hereto as Exhibit E.

Article 8
TERMINATION

Section 8.1 Mutual Termination. This Agreement may be terminated by mutual written agreement of the Buyer and the Seller.

Section 8.2 Automatic Termination. This Agreement shall continue in full force and effect until [**] calendar days after such time as the Seller is no longer obligated to make any Royalty Payments under this Agreement, including following prepayment as provided in Section 2.3(a), at which point this Agreement shall automatically terminate, except with respect to any rights that shall have accrued prior to such termination. Upon the occurrence of the effective date of termination of this Agreement, the Buyer shall release and cooperate with the Seller to release any financing statements and the Back-Up Security Interest contemplated by Section 2.1(b) (and execute and deliver any termination or release documents in connection therewith) and all rights, title and interests, in, to and under the Revenue Participation Right shall revert to the Seller.

Section 8.3 Survival. Notwithstanding anything to the contrary in this Article 8, the following provisions shall survive termination of this Agreement: Section 5.2 (Royalty Payments; Revenue Participation and Royalty Payment Details) (solely with respect to amounts accrued prior to expiration or termination but not paid), Section 5.3 (Inspection and Audits of the Seller); provided that Section 5.3 shall terminate on the second anniversary of the effective date of termination of this Agreement, Article 6 (Indemnification), Article 7 (Confidentiality) (for the time period specified in Section 7.1), this Section 8.3 (Survival) and Article 9 (Miscellaneous). Termination of the Agreement shall not relieve any Party of liability in respect of breaches under this Agreement by any Party on or prior to termination.

Article 9
MISCELLANEOUS

Section 9.1 Headings. The table of contents and the descriptive headings of the several Articles and Sections of this Agreement and the Exhibits and Schedules are for convenience only, do not constitute a part of this Agreement and shall not control or affect, in any way, the meaning or interpretation of this Agreement.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

Section 9.2 Notices. All notices and other communications under this Agreement shall be in writing and shall be by email with PDF attachment, facsimile, courier service or personal delivery to the following addresses, or to such other addresses as shall be designated from time to time by a Party in accordance with this Section 9.2:

If to the Seller, to it at:

ADC Therapeutics SA

Biopôle, Route de la Corniche 3B

1066 Epalinges, Switzerland

Attention: General Counsel

Email: legal@adcthereapeutics.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Attention: Melissa Rones; Patrick O’Brien

Email: melissa.rones@ropesgray.com; patrick.obrien@ropesgray.com

If to the Buyer, to it at:

HealthCare Royalty Partners IV, L.P.

300 Atlantic Street, Suite 600

Stamford, CT 06901

Attention: Clarke B. Futch, Chairman and CEO
Email: Clarke.Futch@hcroyalty.com

With copies (which shall not constitute notice) to:

HealthCare Royalty Partners IV, L.P.

300 Atlantic Street, Suite 600

Stamford, CT 06901

Attention:            Paul J. Hadden, Senior Managing Director;
                              Chief Legal Officer

Emails:	Paul.Hadden@hcroyalty.com Royalty-legal@hcroyalty.com

RoyaltyReports@hcroyalty.com

Gibson, Dunn & Crutcher LLP

555 Mission Street

San Francisco, CA 94105

Attention: Ryan Murr & Todd Trattner

Email: rmurr@gibsondunn.com; ttrattner@gibsondunn.com

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

All notices and communications under this Agreement shall be deemed to have been duly given (a) when delivered by hand, if personally delivered, (b) when sent, if sent by facsimile, with an acknowledgement of sending being produced by the sending facsimile machine, (c) when sent, if by email with PDF attachment, with an acknowledgement of receipt being produced by the recipient’s email account, or (d) one (1) Business Day following sending within the United States by overnight delivery via commercial one (1)-day overnight courier service.

Section 9.3 Expenses. Except as otherwise provided herein, all fees, costs and expenses (including any legal, accounting and banking fees) incurred in connection with the preparation, negotiation, execution and delivery of this Agreement and to consummate the transactions contemplated hereby shall be paid by the Party hereto incurring such fees, costs and expenses. [**].

Section 9.4 Assignment. The Seller may not assign in whole or in part this Agreement without the Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), except to an Affiliate, or to a Third Party in connection with the sale or transfer of all or substantially all of the Seller’s business or assets related to the Products, whether by merger, sale of assets, reorganization, or other conveyance of title and only if upon closing any such transaction, provided that the Seller causes such Affiliate or Third Party, as applicable, to deliver a writing to the Buyer in which it assumes all of the obligations of the Seller to the Buyer under this Agreement, and such Affiliate or Third Party shall be deemed an assignee of Seller under this Agreement. Following the Closing, the Buyer may assign this Agreement in whole or in part to any Person, including to any Third Party or to one or more of its Affiliates; provided that, (a) the Buyer shall cause such Person (i) to become a party to the Subordination Agreement in accordance with the terms thereof and (ii) to deliver a writing to the Seller in which it assumes all of the obligations of the Buyer (other than such obligations retained by the Buyer pursuant to Section 9.4(c)) to the Seller, (b) such assignment shall be at no cost to the Seller, including incremental Taxes or amounts payable by the Seller pursuant to Section 5.10 and (c) the Buyer shall remain liable for the obligations hereunder to fund the Milestone Payments when and as due under this Agreement. Notwithstanding anything to the contrary herein, the Buyer may not assign this Agreement without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed) to any Person whose primary business is Commercializing a product for the treatment of any indication to the extent such indication is included in any Marketing Approval of a Product or is the subject of an ongoing or planned clinical trial in respect of a Product that has been disclosed to the Buyer in any Report. This Agreement shall be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective permitted successors and assigns. Any purported assignment in violation of this Section 9.4 shall be null and void.

Section 9.5 Amendment and Waiver.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

(a)       This Agreement may be amended, modified or supplemented only in a writing signed by each of the Parties. Any provision of this Agreement may be waived only in a writing signed by the Party granting such waiver.

(b)       No failure or delay on the part of any Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. No course of dealing between the Parties shall be effective to amend, modify, supplement or waive any provision of this Agreement.

Section 9.6 Entire Agreement. This Agreement, the Exhibits annexed hereto and the Disclosure Schedule constitute the entire understanding between the Parties with respect to the subject matter hereof and supersede all other understandings and negotiations with respect thereto. As of the date hereof, the Existing Confidentiality Agreement is hereby terminated without further force and effect, superseded by Article 7 of this Agreement and all obligations between the Parties relating to confidentiality shall be governed by Article 7 of this Agreement.

Section 9.7 No Third Party Beneficiaries. This Agreement is for the sole benefit of the Seller and the Buyer and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such successors and assigns, any legal or equitable rights hereunder, except that the Indemnified Parties shall be third party beneficiaries of the benefits provided for in Section 6.1.

Section 9.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

Section 9.9 Jurisdiction; Venue.

(a)       EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS RESPECTIVE PROPERTY AND ASSETS, TO THE EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE COURT OR FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN NEW YORK COUNTY, NEW YORK, AND ANY APPELLATE COURT THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT IN RESPECT THEREOF, AND THE BUYER AND THE SELLER HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREE THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. THE BUYER AND THE SELLER HEREBY AGREE THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW. EACH OF THE BUYER AND THE SELLER HEREBY SUBMITS TO THE EXCLUSIVE PERSONAL JURISDICTION

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

AND VENUE OF SUCH NEW YORK STATE AND FEDERAL COURTS. THE BUYER AND THE SELLER AGREE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THAT PROCESS MAY BE SERVED ON THE BUYER OR THE SELLER IN THE SAME MANNER THAT NOTICES MAY BE GIVEN PURSUANT TO SECTION 9.2 HEREOF.

(b)       EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY NEW YORK STATE OR FEDERAL COURT. EACH OF THE BUYER AND THE SELLER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(c)       Each Party hereby jointly and severally waives any and all right to trial by jury in any action or proceeding relating to this Agreement or any other document delivered hereunder or in connection herewith, or any transaction arising from or connected to any of the foregoing. Each of the Parties represents that this waiver is knowingly, willingly, and voluntarily given.

Section 9.10 Severability. If any term or provision of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any situation in any jurisdiction, then, to the extent that the economic and legal substance of the transactions contemplated hereby is not affected in a manner that is materially adverse to either Party, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect and the enforceability and validity of the offending term or provision shall not be affected in any other situation or jurisdiction.

Section 9.11 Specific Performance. Each of the Parties acknowledges and agrees that the other Party may be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the Parties agrees that, without posting bond or other undertaking, the other Party will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to seek to enforce specifically this Agreement and the terms and provisions hereof in any action, suit or other proceeding instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each of the Parties further agrees that, in the event of any action for specific performance in respect of such breach of violation, it will not assert the defense that a remedy at law would be adequate.

Section 9.12 Counterparts. This Agreement may be executed in any number of counterparts and by the Parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA (ADCT) has determined that the information (i) is not material and (ii) is the type that ADCT customarily and actually treats as private or confidential.

agreement. Copies of executed counterparts transmitted by telecopy, facsimile or other similar means of electronic transmission, including “PDF,” shall be considered original executed counterparts.

Section 9.13 Relationship of the Parties. The relationship between the Buyer and the Seller is solely that of purchaser and seller, and neither the Buyer nor the Seller has any fiduciary or other special relationship with the other Party or any of its Affiliates. This Agreement is not a partnership or similar agreement, and nothing contained herein shall be deemed to constitute the Buyer and the Seller as a partnership, an association, a joint venture or any other kind of entity or legal form for any purposes, including any Tax purposes. The Buyer and the Seller agree that they shall not take any inconsistent position with respect to such treatment in a filing with any Governmental Entity.

Section 9.14 Subordination Agreement. This Agreement and the indebtedness and obligations evidenced hereby (including any Liens and the Back-Up Security Interest granted to the Buyer), and the exercise of any right or remedy by the Buyer hereunder, are subordinate in the manner and to the extent set forth in the Subordination Agreement; and each holder of this Agreement (and the indebtedness and obligations evidenced hereby), by its acceptance hereof, shall be bound by the terms and provisions of the Subordination Agreement. Notwithstanding anything to the contrary herein, in the event of any conflict between the terms and provisions of the Subordination Agreement, on the one hand, and this Agreement, on the other hand, the terms and provisions of the Subordination Agreement shall govern and control.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective representatives thereunto duly authorized as of the date first above written.

SELLER

ADC THERAPEUTICS SA

By:	/s/ Michael Forer
Name: Michael Forer
Title: Vice Chairman and EVP

[Signature Page to Purchase and Sale Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective representatives thereunto duly authorized as of the date first above written.

BUYER
HEALTHCARE ROYALTY PARTNERS IV, L.P.

By:	HealthCare Royalty GP IV, LLC, its General Partner
By:	HealthCare Royalty Management, LLC, its Investment Manager

By:	/s/ Clarke B. Futch
Name: Clarke B. Futch
Title: Authorized Signatory

BUYER
HCRP OVERFLOW FUND, L.P.
By:	HCRP Overflow Fund GP, LLC, its General Partner
By:	HealthCare Royalty Management, LLC, its Investment Manager

By:	/s/ Clarke B. Futch
Name: Clarke B. Futch
Title: Authorized Signatory

BUYER
HCR STAFFORD FUND, L.P.
By:	HCR Stafford Fund GP, LLC, its General Partner
By:	HealthCare Royalty Management, LLC, its Investment Manager

By:	/s/ Clarke B. Futch
Name: Clarke B. Futch
Title: Authorized Signatory

[Signature Page to Purchase and Sale Agreement]

BUYER
HCR CANARY FUND, L.P.
By:	HCR Canary Fund GP, LLC, its General Partner
By:	HealthCare Royalty Management, LLC, its Investment Manager

By:	/s/ Clarke B. Futch
Name: Clarke B. Futch
Title: Authorized Signatory

BUYER
HCR POTOMAC FUND, L.P.
By:	HCR Potomac Fund GP, LLC, its General Partner
By:	HealthCare Royalty Management, LLC, its Investment Manager

By:	/s/ Clarke B. Futch
Name: Clarke B. Futch
Title: Authorized Signatory

BUYER
HCR MOLAG FUND, L.P.
By:	HCR Molag Fund GP, LLC, its General Partner
By:	HealthCare Royalty Management, LLC, its Investment Manager

By:	/s/ Clarke B. Futch
Name: Clarke B. Futch
Title: Authorized Signatory

[Signature Page to Purchase and Sale Agreement]

[Schedules to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. ADC Therapeutics SA undertakes to provide a copy of the omitted schedules to the Securities and Exchange Commission or its staff upon request.]

[Exhibits A-E to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. ADC Therapeutics SA undertakes to provide a copy of the omitted exhibits to the Securities and Exchange Commission or its staff upon request.]

Exhibit F

Buyer Entities

HEALTHCARE ROYALTY PARTNERS IV, L.P.

HCRP OVERFLOW FUND, L.P.

HCR STAFFORD FUND, L.P.

HCR CANARY FUND, L.P

HCR POTOMAC FUND, L.P.

HCR MOLAG FUND, L.P.

For the avoidance of doubt, the Royalty Payments (and any other amounts credited towards the Royalty Cap or otherwise payable by the Seller under the Agreement) shall be divided among the entities listed above as such entities shall collectively determine and the Seller shall not be responsible for how such payments are divided among such entities.